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REGISTRANT'S NAME Beijing Beida Jade Bird Universal Sci tech Co Ltd

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ANNUAL REPORT

2001年報

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This annual report, for which the directors of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of The Stock Exchange for the purpose of giving information with regard to Beijing Beida Jade Bird Universal Sci-Tech Company Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:– (1) the information contained in this annual report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this annual report misleading; and (3) all opinions expressed in this annual report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

香港聯合交易所有限公司（「聯交所」）創業板（「創業板」）之特色

創業板乃為帶有高投資風險之公司提供上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之高風險及其他特色表示創業板較適合專業及其他經驗豐富之投資者。

鑑於在創業板上市之公司屬於新興性質，在創業板買賣之證券可能會較於聯交所主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要方法為透過聯交所操作之互聯網網頁上刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人之最新資料。

根據香港聯合交易所有限公司創業板證券上市規則提供北京北大青鳥環宇科技股份有限公司之資料。董事經作出一切合理查詢後確認，就彼等深知及確信：(i)本公佈所載資料在各重大方面均屬準確及完整，且無誤導成份；(ii)本公佈並無遺漏其他事實，致使其任何聲明產生誤導；及(iii)本公佈所表達之一切意見乃經過審慎周詳考慮後始行作出，並以公平及合理之基準及假設為依據。

Contents

Corporate Profile

Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") was incorporated in the People's Republic of China ("the PRC") on 29th March, 2000 as a joint stock company with limited liability under the PRC Company Law. In preparation for a listing of the Company's H Shares on the Growth Enterprise Market ("GEM"), a "Reorganization" was completed on 17th April, 2000. The Company was listed on GEM on 27th July, 2000 and became the first H Share listed on GEM. (Stock Code: 8095)

Prior to "Reorganization", the Company's operations in the design and development of embedded technology and embedded system products were carried out and conducted by the Predecessor Entities of Jade Bird Group, including Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao"), Beijing Beida Jade Bird Limited ("Jade Bird"), Beijing Beida Yu Huan Microelectronics System Engineering Company ("Yu Huan") and Beijing Beida Jade Bird Company Limited Electric Instrument Branch, whose development received the strong technological support of Peking University.

Currently, the Company is one of the leading software developers and integrated circuit designers in the PRC with expertise in developing software applications and designing integrated circuits for embedded system products. The Company is also engaged in the design, manufacture, marketing, distribution and sale of five different embedded system products, namely, Application Specific Integrated Circuit ("ASIC"), Network Security Products, Smart Card Application System, GPS Application System and Wireless Fire Alarm System ("WFAS"), all of which apply software and integrated circuits developed through the Company's own research and development. The Company is also engaged in the provision of total solutions to address the specific needs of each customer through applications of its existing embedded system products.

Financial Highlights

RMB'000	**2001**	2000	1999	1998
Turnover	**124,617**	60,843	10,419	3,029
Operating expenses	**(90,060)**	(37,186)	(14,918)	(7,851)
Profit (Loss) attributable to shareholders	**37,510**	31,067	(4,486)	(4,807)
Earnings (Loss) before interest, tax, depreciation, amortization and minority interest	**40,641**	27,301	(3,237)	(3,993)
Earnings (Loss) per share – basic (*RMB* cents)	**3.9**	3.8	(0.64)	(0.69)
Dividend per share – (*RMB* cents)	**0.5**	0.5	N/A	N/A
Total assets	**831,372**	386,800	26,299	15,595
Total liabilities	**425,817**	15,493	14,920	2,338
Shareholders' equity	**403,997**	371,307	11,379	13,257

Turnover (RMB'000)



140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
3,029
10,419
60,843
124,617
1998
1999
2000
2001

Net Profit (RMB'000)



40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
-4,807
-4,486
31,067
37,510
1998
1999
2000
2001

Corporate Information

Executive Directors

Mr. Xu Zhen Dong *Chairman*
Prof. Chen Zhong
Prof. Zhang Wan Zhong
Mr. Xu Zhi Xiang
Prof. Liu Yue

Non-Executive Directors

Prof. Yang Fu Qing
Prof. Wang Yang Yuan
Prof. Han Ru Qi
Mr. Xing Huan Lou
Mr. Lo Lin Shing, Simon

Independent Non-Executive Directors

Ms. Liu Yong Ping
Prof. Nan Xiang Hao

Supervisors

Mr. Zhang Yong Li
Mr. Fan Yi Min
Mr. Li Chun
Mr. Du Hong
Ms. Lu Qing

Chief Financial Officer & Company Secretary

Ms. Calvinna Yang, AHKSA, FCCA

Hong Kong Share Registrar & Transfer Office

Hong Kong Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

Legal Address

Rooms 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

Principal place of business in the PRC

3rd Floor, Beida Jade Bird Building
No.207 Chengfu Road
Haidian District
Beijing 100871
PRC
Tel: (86) 10 6275-1795
Fax: (86) 10 6275-8434

Place of business in Hong Kong

Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong
Tel: (852) 2521-1668
Fax : (852) 2521-1669

Website of the Company

www.china-jbu.com

Auditors

Arthur Andersen & Co
Certified Public Accountants
21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

Major Events

7 January

The Company's anti-hacker network security technology was awarded "Invention Patent Certificate" by the State Intellectual Property Bureau.

2 April

Network Security Gateway Firewall JB-FW1 V2.0, Network Information Monitor System JB-Search V2.1 and Security Gateway JB-SG2 V2.0 were awarded "Year 2000 Outstanding Domestic Software" by China Software Industry Society.

15 May

The Company announced the first quarterly results. Turnover was RMB13,512,000, representing a growth of 22 times over the corresponding period of last year. Net profit was RMB2,404,000.

26 May

The security report of SZD02 bank terminal certificate passed the examination of the China State Cryptography Control Authority Office.

15 June

The Company invested RMB7,500,000 in a joint venture company, namely "Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited" for technology research, development, manufacturing and sales of fire alarm system products.

3 July

Four of the fire control products produced by Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited passed the examinations by China Certification Committee for Fire Prevention Products Quality, and were granted the ISO 9002 Certificate and the Fire Product Safety Certification.

9 August

The Company was awarded the "Commercial Cryptographic Products Sales Certificate" by China State Cryptography Control Authority Office.

11 August

The Company announced the interim results. Turnover was RMB40,794,000, representing a growth of 160% over the corresponding period of last year. Net profit was RMB13,460,000, representing an increase of 43% over the corresponding period of last year.

Major Events

20 August

The Company was awarded the acceptance quality certificate by the Ministry of Public Security.

7 September

Proposed to invest USD60 million in Semiconductor Manufacturing International Corporation ("SMIC"). In addition to the expected return on the investment, the Company believes that the investment in SMIC would improve the standard in ASIC design and also enhance the competitiveness of the Company's ASIC products.

26 September

Jade Bird Firewall JB-FW (V2.2) was awarded the "Certificate of Information Security Product" by China National Information Security Testing Evaluation and Certification Centre.

13 November

The Company announced the third quarterly results. Turnover was RMB69,446,000, representing an increase of 133% in turnover as compared to the corresponding period last year. Net profit was RMB20,723,000, representing an increase of 27% in net profit as compared to the corresponding period last year.

30 November

Jade Bird Security Gateway JB-SG2 was granted "Certificate of Military Information Security Product" by People's Liberation Army Information Security Testing Evaluation and Certificate Centre.

3 December

Jade Bird Firewall JB-FW (V2.2) was granted "Certificate of Military Information Security Product" by People's Liberation Army Information Security Testing Evaluation and Certificate Centre.

20 December

Resolutions relating to the proposed investment in SMIC and the proposed specific mandate for the issue of new H shares were passed at the special general meeting and class meetings.

Chairman's Statement

To all Shareholders,

The Company has maintained a stable but remarkable results for the year 2001.

In year 2001, the Company's research and development have achieved several technological breakthroughs and also market recognition of the Company's new products. Our network security products have been awarded several national quality certificates. For examples, our Jade Bird Firewall JB-FW V2.2 has been awarded the "Certificate of Information Security Product" by China National Information Security Testing Evaluation and Certification Center and the "Certificate of Military Information Security Product" by People's Liberation Army Information Security Testing Evaluation and Certification Center. These national quality certificates are an encouragement to our research and development and also a recognition of our Company's products.

In addition to the design of application specific integrated circuits, the Company has proposed the investment in Semiconductor Manufacturing International Corporation, a company engaged in the manufacturing and marketing of advanced technology semiconductor. The management believes that such investment would ensure the Company a stable supply of the integrated circuits at a competitive price and provide the Company a good opportunity to invest in the advanced semiconductor industry in China.

The Company's GPS 230M product has also been upgraded to 350M. The GPS 350M technology would be applied to the monitored security systems in various major southwestern provinces, including Chongqing, Sichuan, Guizhou, and Yunnan. The Company believes that GPS technology would be widely used in the monitoring system market and the scope of its application would also be expanded in the near future.

In view of the depressive economic environment around the world, the management anticipates that year 2002 would be another difficult year for the industry. Nevertheless, since the high-tech industry is still developing in the PRC market, there is a great demand for the high technology products. Together with China's entry to the World Trade Organization, there would be a lot of business opportunities for the high-tech industry. The board of directors, the management, the research and development team and the sales force and other employees would strive to achieve a better result in year 2002.

XU ZHEN DONG
Chairman
Beijing, the PRC, 28th March, 2002

Financial Review

The audited consolidated turnover of the Group for the year ended 31st December, 2001 amounted to RMB124,617,000, representing an increase of RMB63,774,000, or a growth of 105% over year 2000. The Group's profit attributable to shareholders and earnings per share for the year ended 31st December, 2001 were RMB37,510,000 and RMB3.9 cents respectively, representing an increase of 21% and 3% respectively.

For the year ended 31st December, 2001, approximately 30%, 34% and 36% of the turnover were derived from the sales of embedded system products and related products, sales of computer products and the provision of total solution services respectively.

The Group has financed its operation mainly by equity, including capital from promoters of the Company and proceeds from the placing of H Shares in July 2000, and funds generated from business. For the purpose of financing the investment in SMIC, the Company borrowed a bank loan of RMB390,000,000 in the third quarter of year 2001. The Company intends to repay the bank loan by the proposed issue of 192,800,000 new H Shares in year 2002.

Business Review

GPS Application Systems

The Company has commenced the manufacture of JB-230M GPS systems and has produced one thousand sets of terminal boxes of the system.

The Company has developed its new GPS 350M application system technology and would apply the technology initially in the projects in the southwestern regions in China.

For the year ended 31st December, 2001, the turnover and profit contributed from the GPS application systems were RMB21,853,000 and RMB16,657,000 respectively.

Network Security Products

The superior quality of the Company's JB-FW1 gateway firewall and other network security products, such as high security, large data processing ability, quick speed and user friendly design, has been awarded various certificates from the PRC government authorities. These include China State Cryptography Control Authorities Office ("CSCCAO"), China National Information Security Testing Evaluation and Certification Center ("CNISTEC"), People's Liberation Army Information Security Testing Evaluation and Certification Center ("PLAISTEC") etc. The Company's network security products have been widely used in government departments, financial industry, security brokerages, the police force, army, large and medium sized companies, to safeguard sensitive information.

The Company has also co-operated with certain world leading information security providers to address the diverse requirements of customers. The Company has co-operated with SYMANTEC Co. Ltd. by combining the Company's proprietary firewall, gateway and encryption cards with the SYMANTEC anti-virus software and invasion-detecting systems to form a product package, which has been successfully applied to several technical projects of China Petroleum & Chemical Corporation and China Construction Bank.

For the year ended 31st December, 2001, the turnover and profit contributed from the network security products were RMB33,375,000 and RMB17,369,000 respectively.

Wireless Fire Alarm System ("WFAS")

The Company has continued the development on the existing WFAS products. The Company has established Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited to manufacture professional fire alarm equipment, and thus realizing the integration of wire and wireless fire alarm solutions as well as comprehensive services of product development, manufacture and installation.

For the year ended 31st December, 2001, the turnover and loss from the WFAS products were RMB4,627,000 and RMB1,711,000 respectively.

ASIC Products

The Company has extended the cooperation with domestic science institutes and semiconductor developers in the research and development of microprocessor, ASIC and security ICs.

Based on the existing technologies and research experience and succeeding its development and batch production of the 1st generation and the 2nd generation security ICs., the Company has developed the 3rd generation security ICs. With a proprietary 128-bit block encryption algorithm and embedded EEPROM module, the 3rd generation security ICs could be widely applied to commercial information security systems.

For the year ended 31st December, 2001, the turnover and profit contributed from the ASIC products were RMB12,209,000 and RMB5,082,000 respectively.

Smart Card Application Systems

The smart card application systems products ranged from household management systems, logistics management systems to smart card POS application systems and entrance systems, which have been applied in campuses, government branches and enterprises.

For the year ended 31st December, 2001, the turnover and profit contributed from the smart card application systems products were RMB10,342,000 and RMB6,406,000 respectively.

Staff

At present, the Group has employed over 180 employees. Among the employees, 10 of them possess the doctorate degree, 19 of them possess the master degree and 94 of them possess the bachelor degree. In addition, under the current organization structure, the research, development and technical support team has over 113 members.

Outlook

Introduction

The Company has maintained a dynamic growth in the development of embedded systems in year 2001. As compared with year 2000, the research and development activities, marketing and sales performance and the overall management have become more mature and structured. Currently, the competition within the domestic software industry is severe and would intensify after China entry into the World Trade Organization. The Company would have more opportunities as well as challenges when foreign capital and enterprises enter into the market. Therefore, the Company would leverage its advantages in technologies, human resources, services and market share when dealing with the customers, competitors and the media, and dedicate to enhance brandname awareness and to achieve new accomplishments in year 2002.

Security ICs

The Company would concentrate the development of ASIC products in its application in information security products and embedded systems. Research on the 4th generation chip has achieved a substantial advance. The SoC with 32-bit embedded specific microprocessor and multiple encryption and decryption algorithms has integrated with the information system and the embedded system. For other embedded systems, the Company has launched the development on specific receive/transmit control circuit, which applies a micro-controller and digital-to-analog converter and would be applied in consumer electronics. The Company has commenced the design on USB interface circuit with micro-controller, and planned to complete its design and testing in year 2002. The Company has been actively preparing for the development on low power consumption DSP core and planned to promote the product into the international market.

Investment in SMIC

In year 2001, the Company has proposed to invest US$60 million in Semiconductor Manufacturing International Corporation ("SMIC"). SMIC is jointly invested by various pre-eminent financial institutions and strategic industry partners. The total capital funding of more than US$1 billion would be used for the construction of the advanced wafer fabrication plants in Shanghai for the production of 0.25-micron or below ICs and could be used in various commercial products ranging from mobile phones to laptop computers. At present, SMIC's production plant in Shanghai has successfully completed trial products of 0.18-micron ICs. Integrated circuits are key components of the Company's products, therefore the Company believes that the proposed investment in SMIC would help the Company to achieve its business objectives and improve its technology in the design and development of integrated circuits. The Company would also benefit from co-operating with SMIC as such co-operation would enable the Company to enhance the development in advanced integrated circuits for the embedded systems products and maintain a leading position in the industry.

The Company has already invested US$45 million in SMIC and the investment would be completed upon the Company having obtained the approvals from the relevant PRC approving authorities relating to the investment.

Network Security

The Company would further improve the performance of its firewall and other network security products, intensify the development on network defense application system, security examination system, information security services and security protection systems. Information security services, including risk evaluation, strategy formulation, system optimization, security alarm and counsel, solution design, would become an important part of the value-added business. The Company also endeavors to expand its market share and turnover by co-operating with strategic partners, large-scale marketing and sales activities, and promoting its professional image in the network security industry. The sales of network security products would be focused on government bodies, financial and taxation institutes, public security organizations and the army.

GPS Application Systems

With the improvement in technologies and expansion of partnership, the Company is diversifying the application of GPS application systems from traditional vehicle monitor, control and dispatch systems for the transportation industry to logistics distribution systems, navigation systems and other new products. The Company has noted the emerging demands for GPS products during the upgrade of information management systems in small and medium cities, and the construction and development of transportation dispatching centers and logistics distribution centers. Thus the Company would strengthen the communications with the relevant government authorities and customers, and strive to establish markets in Guangdong, Sichuan and other southwest provinces.

WFAS System

The Company has planned to commence the Beijing Fire Alarm project in year 2002, and would strive to apply the Company's WFAS system in two to three major cities during the reform of national fire alarm system. For technological innovation, the Company has been trying to integrate the internet information transmission platform into the traditional wireless communication platform, and to change the one-station control center into the mode of multi-station control centers.

The Company's subsidiary, Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, would further increase the Company's manufacture capacity by introducing the Surface Mounting Technology ("SMT") equipment, and continue the development in the WFAS system in Zhongnanhai project, color LCD controller, loop sensor and fire extinguish controller. In order to obtain more government supports and enjoy the favorable policies, the Company has submitted the application to the relevant government authority for obtaining the status of "Hebei New Technology Enterprise". For sales of fire alarm devices, the Company has contracted with sales agents in over twenty provinces including Hubei, Guangdong and Shandong provinces, and has cooperated with four OEM partners. In year 2002, the Company would commit more resources to expand the sales network of WFAS system.

Conclusion

The Group would continue to adjust and expand its product applications, to increase its profitability by reinforcing the internal management, reducing costs and making better use of capital. In future, the Group would recruit more engineers to enhance its technological innovations, and to achieve a satisfactory return to our shareholders and staff members in the coming year.

Executive Directors

Mr. Xu Zhen Dong, aged 38, is an executive Director and the Chairman of the board of Directors of the Company. Mr. Xu is responsible for the Company's overall strategic planning, corporate formulation and financial strategies. In 1987, Mr. Xu graduated from the Computer Science and Technology Department of Peking University. Mr. Xu is a director and the general manager of Jade Bird and the chairman and authorised representative of Beijing Tianqiao. Mr. Xu joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

Prof. Chen Zhong, aged 39, is an executive Director and the president of the Company. He is responsible for the overall technology, product research and development of the Company. Prof. Chen graduated from the Computer Science and Technology Department of Peking University with a doctorate degree in computer science and technology in 1989. Prof. Chen participated in the research and development of the State focal science and technology project relating to "Software Engineering Environment Jade Bird System" Since 1995, Prof. Chen has been principally engaged in the research of network and information security system, software domain-specific software engineering, etc. Prof. Chen participated in certain State's research subjects including "Internet security technology and strategy research", "Internet information automatic search and recognition technology", "Internal network security system" and the State torch project of "Regional banking and financial network security". Prof. Chen received awards including the State's Science and Technology Achievement Award of Youth in 1996, the Special Awards in Advancement of Science and Technology by the Ministry of Electronic Industry, the Second Awards in the State's Science and Technology Advancement in 1998. Prof. Chen is also a director of Jade Bird and Beijing Tianqiao. Prof. Chen joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

Prof. Zhang Wan Zhong, aged 39, is an executive Director and vice president of the Company. He is primarily responsible for the overall administration, corporate matters and public relations of the Company. Prof. Zhang graduated from Peking University with a master's degree in science. Prof. Zhang held various positions in the administrative arm of Peking University including the vice superintendent of the Remote Sensing and Geographic Information System Department of Peking University which is responsible for the State's focal science and technology project relating to key problem's solving. He was the authorised representative and general manager of Peking University Science Information Technology Company. Prof. Zhang joined the Jade Bird Group in October 1998 and subsequently joined the Company in March 2000.

Mr. Xu Zhi Xiang, aged 37, is an executive Director and vice president of the Company. He is responsible for the Company's sales and marketing in the PRC. Mr. Xu graduated from Peking University with a bachelor's degree in computer science and technology specialising in software and subsequently obtained a master's degree in software engineering and computer science from Software Research Centre of the Science Institute of the PRC. Mr. Xu is also the director and general manager of Beijing Tianqiao and Beida Jade Bird Commercial Information System Company Limited. Mr. Xu joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

Executive Directors (Cont'd)

Prof. Liu Yue, aged 40, is an executive Director and vice president of the Company. She is responsible for product research and development and corporate relations of the Company. She is an expert in IC design and ICCAD. She was awarded the Second Prize of Technological Achievement in Beijing and the Antai Prize of Peking University. She is currently the general manager of Yu Huan. Prof. Liu joined the Jade Bird Group in June 1996 and subsequently joined the Company in March 2000.

Non-executive Directors

Prof. Yang Fu Qing, aged 69, a famous computer expert, is a non-executive Director. She is a fellow of the Science Institute of the PRC and a professor of the Information and Engineering Department of Peking University. Prof. Yang has over 40 years of experience in the research of process automation and system software. She has developed the operation system of the first computer made in the PRC and the first PRC's operation system using pure high level computer language. Owing to her great achievement in scientific research, Prof. Yang received numerous honorary awards, such as the Second Awards in State's Advancement of Technology in 1998, the Special Award in Advancement of Technology by the Ministry of Electronic Industry in 1996, the First Prize of Technological Achievement from Guanghua Technology Fund and the "He Liang-He Li" Fund-Advancement of Science and Technology in 1997. Prof. Yang has nurtured more than 100 graduate and doctorate students. She has published more than 70 thesis and 6 publications. Prof. Yang is the chairman of Jade Bird Software and Jade Bird. Prof. Yang is the wife of Prof. Wang Yang Yuan. Prof. Yang joined the Jade Bird Group in November 1992 and subsequently joined the Company in March 2000.

Prof. Wang Yang Yuan, aged 67, a famous microelectronics expert, is a non-executive Director. Prof. Wang, is a fellow of the Science Institute of the PRC and a professor and head of the Institute of Microelectronics of Peking University. Prof. Wang specializes in the research of microelectronics and has successfully developed PRC's first piece of three-type 1024 bit MOSDRAM. He is recognised as one of the major explorers of gate terminal N channel technology. In the research of polysilicon chips, Prof. Wang introduced stress enhanced oxidation model for thin polysilicon film oxidation, feature parameter and engineering application formula and has recently commenced research in new structure circuit and MEMS, circuit simulation of CMOS/SOI circuit, etc. Prof. Wang was awarded at the national and departmental levels including the Pan Wenyuan Certificate, the National Science Society Award, the National Invention Award, and the First Prize of Technological Achievement from the National Teaching Committee. Prof. Wang has nurtured dozens of graduate, doctorate and post-doctorate students and published more than 150 thesis and 20 publications. Prof. Wang is a director and the chief consultant of Jade Bird. Prof. Wang is the husband of Prof. Yang Fu Qing. Prof. Wang joined the Jade Bird Group in December 1994 and subsequently joined the Company in March 2000.

Non-executive Directors (Cont'd)

Prof. Han Ru Qi, aged 63, is a non-executive Director. Prof. Han is a professor and tutor of doctorate students of Peking University. Prof. Han was awarded the National Special Prize in the Second Annual National High School Excellent Teaching Publication Competition in 1992 and the Second Prize of State Technological Achievement in 1996. He is currently a standing committee member of the National Political Consultative Conference, member of Minge Beijing Chief Committee, vice chairman of the Beijing Political Consultative Conference and standing committee member of the Central Cultural Reform Committee. Prof. Han joined the Company in March 2000.

Mr. Xing Huan Lou, aged 53, is a non-executive Director. Mr. Xing studied in Beijing Economics Institute and State Social Science Post-Graduate Institute. He was the chief economist of the Beijing City Planning Committee. Mr. Xing joined Beijing Integrated Investment Company since May 1997 and has been its general manager and authorised representative. He is currently also the vice-chairman of Jade Bird. Mr. Xing joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

Mr. Lo Lin Shing, Simon, aged 46, is a non-executive Director. Mr. Lo holds a Bachelor of Business Administration degree. He possesses over 20 years of experience in the financial, securities and futures industries. He has been a member of the CME and IMM since 1986. Mr. Lo is the chairman of Asia Logistics Technologies Limited, hycyber.com (Holdings) Limited and New World CyberBase Limited and the deputy chairman of Tai Fook Securities Group Limited. He is also an executive director of Asean Resources Holdings Limited, The Kwong Sang Hong International Limited and Pacific Ports Company Limited, all of which are companies whose shares are listed on the Stock Exchange. Mr. Lo joined the Company in March 2000.

Independent Non-executive Directors

Ms. Liu Yong Ping, aged 67, is an independent non-executive Director and a member of the audit committee of the Company. Prof. Liu graduated from the Faculty of National Politics of the People's University of China. Prof. Liu was the editor of "Frontier" magazine. Prof. Liu was the deputy head and researcher of Beijing Social Science Institute. Prof. Liu is currently the deputy chief editor of "Research on the Special Characteristics of Socialism in the PRC". Prof. Liu was appointed as an independent non-executive Director in March 2000.

Prof. Nan Xiang Hao, aged 66, is an independent non-executive Director. Prof. Nan is currently a part-time professor in the graduate school of the University of Science & Technology of China. Prof. Nan was previously a supervisor of The Third Information Cryptology Commissory of The Chinese Computer Association. Prof. Nan was awarded various science award such as the Second Prize of State Technological Achievement. Prof. Nan was appointed as an independent non-executive Director in March 2000.

Supervisors

Mr. Zhang Yong Li, aged 37, is chairman of the Company's supervisory committee. He graduated from the Geology Department of Peking University with a bachelor's degree in Geology and subsequently obtained a doctorate degree in science from Chinese Science University. Mr. Zhang held various positions in the Jade Bird Group mainly in the areas of accounting and administration and was appointed deputy general manager and head of accounting department of Jade Bird since November 1998. Mr. Zhang joined the Jade Bird Group in November 1994 and subsequently joined the Company in March 2000.

Mr. Fan Yi Min, aged 43, is a Supervisor. Mr. Fan graduated from Hangzhou University with a bachelor's degree in Chinese language. He worked in Zhejiang Provincial Committee in 1982 and Zhejiang Foreign Trade Company in 1991. Mr. Fan joined the Jade Bird Group in August 1998 and is currently a vice president of Jade Bird. He joined the Company in March 2000.

Mr. Li Chun, aged 34, is a Supervisor and a research supervisor of the Company. He graduated with a bachelor's degree in electronics and communication from the Department of Information Engineering System of Peking University. After his graduation, he remained in the university to engage in the development of electronic products. In February 1995, Mr. Li joined Jade Bird Group and was appointed

Mr. Du Hong, aged 49, is an independent Supervisor. He is currently a member of the qualification assessment committee of the State's Office senior engineering technology, a member of the assessment committee of the State's Science and Technology Advancement Award and a member of the strategic research expert committee of the State's "Eight, Six, Three" Plan relating to information security technology development. He is the President of the Institute of State Cryptography Technology. He joined the Company in March 2000.

Ms. Lu Qing, aged 37, is an independent Supervisor. Ms. Lu graduated from Peking University with a bachelor's degree in economics and subsequently obtained a master's degree in economics and politics. In 1996, Ms Lu obtained a master's degree in business administration from HEC School of Management in Paris, France. Ms. Lu has extensive experience in investment consulting. She joined the Company in March 2000.

Senior Management

Ms. Calvinna Yang, aged 31, is the chief financial officer and the company secretary of the Company. She has 10 years of experience in management accounting, public accounting, taxation and financial management in Hong Kong and the PRC. Ms. Yang holds a bachelor's degree in accounting from the Hong Kong Polytechnic University, and is an associate member of the Hong Kong Society of Accountants and a fellow member of the Association of Chartered Certified Accountants. Ms. Yang joined the Company in April 2000.

Mr. Duan Yun Suo, aged 34, is a research manager and a vice president of the Company. He obtained a doctorate in medicine engineering of Zhejiang University. He carried out post-doctorate research in the Computer Science and Technology Department of Peking University. Since 1997, he was associate professor of the Computer Science and Technology Department of Peking University. Mr. Duan has extensive experience in research and development of network and information security and communication. Mr. Duan joined the Jade Bird Group in January 1996 and subsequently joined the Company in March 2000.

Business Objectives as stated in the Prospectus	Actual business progress up to the end of 31st December, 2001
1. Embedded Systems	
1.1 Software	
Conduct testing and revaluation of experimental model	Based on the analysis and study of the application of embedded system, the Company has completed an evaluation on the instruction processing system for developing embedded software, and confirmed the development platform of embedded software.
Establish a small scale reusable embedded system software library	The Company has conducted testing on the experimental model of small-scaled reusable embedded system software library and has modified the development platform. Further research and development on this product are under progress.
1.2 Hardware	
1.2.1 Embedded microprocessor	
Complete circuit design including: – research on EEPROM design technology – research on ASIC design methodology	The Company has completed the design and simulation of EEPROM model and has proceeded to the circuit design of embedded EEPROM module. Development on high-level design methodology based on VHDL has been completed and has passed the technological examination.
Complete layout design, trial production and testing on embedded microprocessor	The Company has completed the layout design of 8-bit microprocessor and the FPGA function verification.
Begin real time operation system design	The Company has designed part of the compiling system of the embedded microprocessor.

1.2.2 Hardware – ASIC

Commerce research on mix signal integrated circuit design technology	The Company has conducted research on mixed signal integrated circuit design technology such as timer circuit design and frequency display circuit design.
Establish a small scale cell/module library	The Company has completed the development on the cell/module libraries of ASIC including full adder, comparator, embedded RAM/ROM, 480 MHz phase locked loop, 8 bit A/D converter and 8 bit embedded microprocessor.

Amount to be financed by the net proceeds from the Placing : RMB14,700,000	**Amount utilized by the net proceeds from the Placing : RMB 11,100,000**

2. Products Development

2.1 Security ICs

Complete circuit and layout design of the 3rd generation Security ICs	The Company has continued the design and development of the 3rd generation Security ICs in cooperation with Jiangnan Computer Technology Institute and Shanghai Huahong Semiconductor Manufacture Company. Such Security ICs apply the 128-bit module encryption algorithm, which has been approved by relevant government authorities, and would be manufactured with the 0.35μm CMOS technology of embedded EEPROM. Both the design and manufacture technologies take lead in the domestic products. At present, the Company has completed circuit layout design and has conducted timer verification for imminent fabrication.
Commence research on smart card technology and complete its technology proposal	The Company has completed technical preparations for development of smart card products and has conducted market research.

2.2 Network Security Products

Develop application specific security gateway applicable in areas such as securities trading system and tax collection; Develop security gateway for remote monitoring, e-commerce security gateway and Internet securities trading system

The Company has committed active engagement in the research and development of specific security gateway products and carried out product performance enhancement according to customers' requirements, which includes:

Access control gateway: The Company has designed and released V1.0 edition, setting up new functions such as SJY01 encryption card support and users' group.

JB-FW gateway firewall: The Company has completed the development of Version 3.0 edition which was developed on a new technological core. Most of its modules have been designed and integrated with new functions like state inspection, transparent proxy, remote management, hot back-up and attack prevention.

VPN encryption gateway: Version 1.0 has realized reliable performances and functions. Relevant development on dynamic key management and function enhancement has been conducted.

Network monitor system: New functions such as editing and reporting were established for system optimization.

Network security hardware: The small batch production of SJY01-A, SZD02 and SJY04 encryption cards has been commenced.

SJY01-A encryption card, which could be interfaced into the Company's high-speed encryptor, has passed the review by China State Cryptography Control Authority Office ("CSCCAO") and gained favorable feedback from the trial application by several customers. The newly developed SJY01-B encryption card has adopted the SSP02 specific algorithm chip and has outstanding performance among similar domestic products.

2.2 Network Security Products (Cont'd)

	SZD02 terminal certification system: The Company has conducted environmental test on the system and prepared files for technological review. The Company has also cooperated with other companies in the development of Intelligent Terminal Certificate system, which is under the debugging stage. The Company has completed the key management program design for the high-speed encryptor, and finished the flow chart design of the supporting high-speed encryption card.

2.3 Smart Card Application System

Research and develop smart card logistics management system and property management system	In view of the rapid development of logistics management and customer demands, the Company has developed electrical counter label products. The Company has also applied contactless electrical counter label for inventory categorization and index.
Research and develop intelligence household management	To meet the demand for community property management in real estate industry, the Company has developed household management smart card, and continued to promote JBU-CM2000 property management systems. The products would enhance the efficiency of property management in residential area.
Research and develop application specific Smart Card Application System	The Company has actively pushed forward the development of second-generation POS system for financial smart card applications. For electric label product for file and stock management, development of its reading module has been concluded and efforts were focused on the improvement of reading accuracy and centralized management ability.

2.4 GPS Application System

Conduct research on intra-city GPS Application System JB-350M	The Company has extended market survey to estimate the potential demand for GPS JB-350M products, carried out product function definition and research and development feasibility study. Based on the development of GPS JB-350M application system and GSM technologies, the Company would endeavor to achieve compatibility of special network and public network.
Conduct in depth research on the 3rd generation GPS Application System JB-350M	Examination on our proprietary GPS taxi dispatching system has been concluded. The Company has proceeded to product promotion and marketing stage.
Conduct preliminary testing on cross cities GPS network and trial run on two cities	Based on the existing GPS, GIS and GSM public network systems, the Company has commenced research and development on specific GPS products for long distance transportation and resources distribution industries. The product would be characterized by specific programs tailored for each client.
Commerce hardware design and testing on the 3rd generation GPS Application System JB-350M and navigation project	The Company has conducted feasibility study on JB-350M GPS navigation product and designed ship terminals with full consideration of the complex ocean climate and high saline-alkali degrees. Currently the sample product has been assembled and tested, and the virtual environmental tests have been carried out.

2.5 WFAS

Commence study of security wireless alarm system	Based on the study of security wireless fire alarm systems, the Company has completed the fire fighting communication and command system project in Haikou.

2.5 WFAS (Cont'd)

Commence study of application specific WFAS and security wireless alarm system	Concerning regional wireless fire alarm system, the Company has completed the layout design and part of the hardware circuit design. The Company has also carried out market study on the application of specific WFAS in Beijing.
Conduct testing and review on the trial the 3rd generation WFAS	The Company has conducted testing on the transmitter and receiver of the 3rd generation WFAS as well as system testing and review.
Commence requirement analysis of the next generation of WFAS	The Company has conducted research on 64-bit linkage regional wireless fire alarm transmitter and receiver, and the regional multi-purpose network terminals.
Commence requirement analysis of integrated wireless security and fire alarm system	The Company has commenced study on the technological standards of wireless sensors, and has conducted research on the wireless software platform of fire alarm control center and GIS systems.

Amount to be financed by the net proceeds from the Placing : RMB17,300,000

Amount utilized by the net proceeds from the Placing : RMB16,000,000

3. Production

3.1 Security ICs

Commence trial production of the 2nd generation ICs	The Company has produced 10,000 2nd generation ICs and commenced the sales activities.
Commence trial production of the 3rd generation ICs	The Company has completed layout design of the 3d generation ICs and would soon launch trial production

3.2 Network Security Products

Commence trial production of application specific security gateway applicable in securities trading system; continue production of existing Network Security Products;	The Company has produced totally over 500 sets of JB-FW1 security gateway firewall products and JB-SG2 Network Security Gateway. In addition, the Company has conducted application testing on Jade Bird gateway VPN, user terminal of Jade Bird gateway, SJY01-A encryption card, SZD02 bank terminal certificate card and SJY04 encryption card.

3.3 Smart Card Application System

Commence trial production of smart card object classification system	The Company has commenced research and development of warehouse container electric label automatic search system. The Company has also designed and produced the material classification system for sports games and such system has been applied in the "Dragon Cup" Asia Iron Man Triathlon Championships held in Xuzhou.
Commence trial production of intelligent household management	The Company has improved the software of intelligent household management systems, and conducted product manufacture, installation and testing in projects such as National Bureau of Statistics, Jinzhou Residential District.
Continue production of existing Smart Card Application System	The Company has continued the development and production of the existing smart card application systems. The Company has installed POS machines in National Patent Bureau and other government authorities, and produced smart card consumption and entrance systems in Nanjing University of Chemical Engineering and other campuses.

3.4 GPS Application System

Continue full-scale production of 1st generation GPS Application System (JB 230M) products	The Company has conducted testing and performance improvement on the 1st generation GPS application system (JB230M) and produced one thousand sets of terminal boxes of the system.

3.5 WFAS

Commence full-scale production of 2nd generation WFAS products	The Company has commenced full-scale production of the 2nd generation WFAS products.
Commence trial production of the 3rd generation WFAS products	The Company has commenced trial production of the 3rd generation WFAS products.
Continue full-scale production and assembly of existing WFAS products	The Company has continued the full-scale production and assembly of existing WFAS products, implemented the Zhongnanhai fire alarm project, and continued the development on WFAS products for large scenic gardens, ancient buildings, and other key fire protection companies and housing estates. Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited has conducted manufacture and sale of JBF-11S fire alarm sensors, assemblage of fire alarm controllers, and completed projects such as Beijing Yindun Building, the residential district of Beijing Telecom, and Kunming Oriental Rose Garden.

4. **Relevant approvals and permits**

4.1 Security ICs

Currently, no approval or permit is required for the 3rd generation security ICs.

4.2 Network Security Products

On 9th August, 2001, the Company was awarded the "Commercial Cryptographic Products Sales Certificate" by CSCCAO.

The security report of SZD02 bank terminal certificate has passed the examination of CSCCAO.

SJY01-A Data Encryption Card has passed system security review by CSCCAO.

Documents of SJL13 Linkage Data Encryptor have been submitted to CSCCAO for review.

4.2 Network Security Products (Cont'd)

Jade Bird Firewall JB-FW1 (V2.2) product has achieved the following:

(a) obtained the "Certificate of Information Security Product" by China National Information Security Testing Evaluation and Certification Center ("CNISTEC") on 26th September, 2001;

(b) passed the security examination by People's Bank of China and listed as one of the authorized products on 30th October, 2001;

(c) obtained the "Certificate of Military Information Security Product" by People's Liberation Army Information Security Testing Evaluation and Certification Center ('PLAISTEC") on 3rd December, 2001;

(d) passed the technical examination by CSCCAO and obtained relevant certificate on 4th December, 2001;

(e) passed the GJB151A-97 anti-electromagnetic release national standard examination On 6th December, 2001.

On 30th November, 2001, Jade Bird Security Gateway JB-SG2 was granted Certificate of Military Information Security Product by PLAISTEC.

4.3 Smart Card Application System

Currently, no approval or permit is required for the existing smart card application system products. Relevant applications will be submitted according to requirements from business development.

4.4 GPS Application System

GPS (230M) vehicle unit has been awarded acceptance quality certificate by the Ministry of Public Security.

The Company was awarded the "Shenzhen Security Technology Safeguard Certificate" by the Security Technology Safeguard Management Office of Shenzhen Public Security Bureau, and was thus qualified to engage in businesses relating to security technologies.

JB-DT1 GPS Vehicle Box was awarded the "Security Technology Safeguard Product Manufacture Certificate" by the Public Security Development of Guangdong Province, and was granted the "Shenzhen Security Technology Safeguard Product Registration Certificate" by the Security Technology Safeguard Management Office of Shenzhen Public Security Bureau.

4.5 WFAS

The Company has submitted the third-generation WFAS products and relevant documents to Shenyang Fire Protection E-Product Intendance Proof-test Centre and Nation Fire Protection Quality Intendance Proof-test Centre for proof-test and acceptance.

In October 2001, four major products developed by Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, namely JTY-GD-LN2100 dot-type photoelectric smoke detector, JB-TB-JBF-11S fire alarm control unit, JTW-ZD-LN 2110 dot-type fixed temperature detector and JB-QB/LN 1010 fire alarm control unit passed the examinations by the China Certificate Committee for Fire Prevention Products Quality and were granted the ISO9002 Certificate for the Fire Product Safety Certification.

5. Marketing activities

5.1	Open representative offices and after sales service center in Chengdu	The Company has established marketing and after sales service branch in Chengdu via agents.
5.2	Establish sales network in Southern China; Commence preparatory activities for future establishment of national product sales agent network	The Company has vigorously explored sales channels and has concluded regional distribution agreements with agents in Chengdu, Wuhan, Shengyang, Beijing, Dalian, Hangzhou, Tianjin, Shenzhen and other regions. The Company has also established alliance with companies such as Ranitel Corporation Beijing, Beijing Rising Technology Company Limited, Beijing Jinguyuan Company Limited, Harbin Purui Corporation, Xiamen Sanyou Software Corporation. Recently, the Company has cooperated with companies in Shanxi, Guizhou, Guangdong, Hubei and other provinces in aim to establish a national product sales network and develop partnership with renowned software developers and system integrators. Relevant strategies would also be formulated to boost sales growth. Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited has established sales agents in Anhui, Henan, Jiangsu and Zhejiang provinces to promote its products in the fire alarm market.

5.3	Participate in professional exhibitions and trade shows in Beijing and Shanghai, and China High-tech Production Fair in Shenzhen	The Company has participated in different kinds of forums and exhibitions concerning the information industry, including: (1) China Beijing International High-Tech Industries Week & China Beijing International Sci-Tech Fair and Venture Investment Workshop & Conference during 10th to 15th May, 2001; (2) China International Software Exhibition and Technology Symposium during 28th to 30th June, 2001; (3) Beijing New Security Products and Technologies Exhibition sponsored by the Ministry of Public Security during 27th to 30th June, 2001; (4) The Third China International Computer Information Security Exhibition during 4th to 6th September, 2001; (5) The Third China International Hi-tech Fair held in Shenzhen from 12th to 17th October, 2001. The Company has launched a series of marketing activities and has announced cooperation with Shunde Wanhe Group and Shenzhen Gaoxie Tonglian Technology Limited on the applications of GPS products; (6) On 2nd December, 2001, the Company attended the Shanghai International Information and Network Security Forum sponsored by the Third Institute of the Ministry of Public Security. Experts of the Company were invited to make speeches on the network security technologies;

5.3	Participate in professional exhibitions and trade shows in Beijing and Shanghai, and China High-tech Production Fair in Shenzhen (Cont'd)	(7) The Company has also attended the First Shanghai International Information and Network Security Exhibition during 3th to 5th December, 2001.
5.4	Conduct trade shows, seminars and exhibitions in eastern and southern China, Beijing, Shanghai, Shenzhen and etc.	The Company has also actively participated in industrial seminars, meetings and trade shows, which include: (1) China E-commence Exhibition in Beijing; (2) Customer Seminars in Gansu, Shenzhen and Chengdu in relation to customers' needs and demands; (3) Network Security Working Conference in Gansu province; (4) Product promotion show in Guangzhou; (5) Product exhibition hosted by the People's Bank of China; (6) Gold Shield Working Conferences organized by the Public Security Department in Xinjiang province and Hebei province respectively; (7) 2001 China Financial Technologies and Equipment Exhibition during 16th to 19th September, 2001; (8) The Third Guizhou Province Fire Alarm Technologies and Innovations Symposium and Applications Exhibition sponsored by the Department of Public Security of Guizhou province during 24th to 30th December, 2001.

5.5	Lobby relevant government bodies with a view to becoming one of the short listed suppliers to bid for government projects	The Company has established cooperative ties with the information security authorities in Jiangsu, Gansu, Hebei , Heilongjiang and Hunan provinces, Xinjiang and Ningxia Hui Autonomous Regions. JB-FW Firewall has been short-listed as one of the authorized products for the People's Bank of China, thus laid down a solid foundation for wider applications of network security products in the financial industry. After intensive communications with Chengdu municipal government and the Transportation Bureau, the Company has successfully undertaken several projects for Information Construction of local transportation management, and would launch extensive engagement in Chengdu transportation industry.
5.6	Continue the Company's advertising plan such as placing advertisements in professional magazines	The Company has devoted great emphasis in advertising and other marketing activities to establish the corporate image and to maintain a good relationship with the mass media. In January 2001, Beijing TV and the Company jointly organized "Jade Bird Universal Cup College Student Network Security Knowledge Contest"; The Company has advertised Jade Bird security gateway firewall products on a well-known IT magazine "Computer World" for 40 consecutive weeks. In the second half of the year, the network security products and services were advertised on other famous magazines, including "China Computer", "Financial Electronization", "Information and Communication Security" etc.

5.6	Continue the Company's advertising plan such as placing advertisements in professional magazines (Cont'd)	In November 2001, the Company has announced the information relating to the stable performance of the Company's firewall products and relevant certificates from government authorities on over ten famous journals and newspapers such as "People's Daily", "Financial Times", "Computer World" and "China Computer". In April and May 2001, the Company promoted the communication module products on the magazine "Component Express". The Company has also advertised the fire alarm products on a professional journal "Huicong Fire Alarm Products Information" and publicized the products via regional distributors. Through the above-mentioned activities, the Company has enhanced product popularity and brand name awareness in the PRC market.

Amount to be financed by the net proceeds from the Placing : RMB16,000,000

Amount utilized by the net proceeds from the Placing : RMB6,600,000

Report of the Directors

(Amounts expressed in Renminbi)

The Directors have the pleasure of presenting the annual report together with the audited financial statements of Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") and its subsidiary (together "the Group") for the year ended 31st December, 2001.

Group Reorganisation and Basis of Presentation

Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") was incorporated as a Sino-foreign joint stock limited liability company in Beijing, the People's Republic of China, on 29th March, 2000. The Company's shares have been listed on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27th July, 2000.

On 17th April, 2000, the Company completed a reorganisation as set out in the Company's Prospectus dated 20th July, 2000 (the "Reorganisation"). The Reorganisation involved entities under common control, and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1st January, 2000 and the business activities had been conducted by the Company since 1st January, 2000, rather than from the date on which the Reorganisation was completed.

Principal Activities

The principal activities of the Group is the research, development, manufacturing, marketing and sales of embedded systems and computer products, including Global Positioning System application systems ("GPS application system"), network security products,.wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), smart card application systems and related products. The Group is also engaged in the provision of total solution services through application of its existing embedded system products.

Segment Information

Details of the Group's segment information are set out in Note 27 to the accompanying financial statements.

Results and Appropriations

Details of the Group's results for the year ended 31st December, 2001 are set out in the consolidated income statement on page 42 of this annual report.

The directors recommend the payment of a final dividend of RMB0.5 cents per share, totalling RMB 4,820,000 and recommend that the retained profit of approximately RMB41,164,000 as at 31st December, 2001 be carried forward.

(Amounts expressed in Renminbi)

Customers and Suppliers

The percentage of sales and purchases attributable to the Group's suppliers and customers for the year are as follows:

	2001	2000
Sales		
The largest customer	**16.8%**	23.4%
Five largest customers	**34.9%**	65.8%
Purchases		
The largest supplier	**38.9%**	14.4%
Five largest suppliers	**59.1%**	58.0%

Save as disclosed in the note "Connected Transactions" below, none of the directors, their associates, or any shareholders (which, to the knowledge of the Directors, owned more than 5% of the Group's share capital) had a beneficial interest in the Group's five largest customers and suppliers.

Share Capital and Share Options

Details of the movement in share capital and share options of the Company are set out in Note 22 and 23, respectively, to the accompanying financial statements.

Reserves and Retained Profit

Movements in reserves of the Group and the Company during the year are set out in Note 24 to the accompanying financial statements. Movements in retained profit of the Group during the year are set out in the consolidated income statement on page 42 of this annual report.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed shares up to date of this report.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's Articles of Association.

Subsidiaries

Particulars of the Company's subsidiaries are set out in Note 11 to the accompanying financial statements.

Fixed Assets

Details of the movement in fixed assets are set out in Note 10 to the accompanying financial statements.

Pension Scheme

Details of the pension scheme are set out in Note 25 to the accompanying financial statements.

Connected Transactions

During the year, the Company entered into the following connected transactions with Peking University, the Four Domestic Promoters (as defined in the Company's prospectus dated 20th July, 2000), and their associates:

		2001 RMB'000	2000 RMB'000
Sales of embedded systems products and provision of total solution services to:			
(a)	Peking University	**77**	953
(b)	Beijing Beida Jade Bird Limited	**101**	–
(c)	Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao")	**2,503**	2,581
(d)	Beijing Beida Jade Bird Tian Tong Information Construction Company Limited	**28**	46
(e)	Beijing Jade Bird Ke Lian Digital Sci-Tech Company Limited	**980**	–
(f)	Beida Jade Bird Security System Company Limited	**3,000**	–
(g)	Hainan Jade Bird Safeguard Fire Alarm and Monitor Technologies Company Limited	**–**	6,000
(h)	Sichuan Tian Mu Monitored Security Company Limited	**22,000**	15,000
		28,689	24,580
(i)	Purchase of inventories from Beijing Tianqiao	**1,404**	745
(j)	Royalty for Global Positioning System technology paid/payable to Beijing Tianqiao*	**689**	713
(k)	Rental expense for equipment paid/payable to The Institute of Microelectronics**	**1,259**	892
(l)	Rental income for equipment received/receivable from The Institute of Microelectronics**	**1,260**	893

Except (i) above, a waiver has been granted by The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), relating to the connected party transactions (a) to (l) above, to exempt the Company from compliance with provisions related to connected transaction set out in Rule 20 of the GEM Listing Rules.

Connected Transactions (Cont'd)

The independent non-executive directors reviewed the connected transactions and confirmed that:

(1) the connected transactions were entered into by the Company in the ordinary and usual course of business of the Company;

(2) the connected transactions were entered into on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms not less favorable than terms available for independent third parties; and

(3) the connected transactions were entered into in accordance with the terms of the agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole;

The auditors of the Company reviewed the connected transactions (a) to (l) above, and advised the board of directors in writing that:

(1) the connected transactions were approved by the board of directors;

(2) the connected transactions were entered into in accordance with terms of the agreement governing the transactions, and the pricing policies as stated therein if the transactions involve provision of goods or services by the Company; and

(3) except for item (i), the connected transactions were within the relevant caps applicable to such transactions under the waiver granted by the Stock Exchange.

Directors and Directors' Service Contracts

The directors, all appointed on 16th March, 2000, who held office during the year and up to the date of this report are:

Executive directors
Mr. Xu Zhen Dong
Prof. Chen Zhong
Prof. Zhang Wan Zhong
Mr. Xu Zhi Xiang
Prof. Liu Yue

(Amounts expressed in Renminbi)

Directors and Directors' Service Contracts (Cont'd)

Non-executive directors
Prof. Yang Fu Qing
Prof. Wang Yang Yuan
Prof. Han Ru Qi
Mr. Xing Huan Lou
Mr. Lo Lin Shing, Simon

Independent non-executive directors
Ms. Liu Yong Ping
Prof. Nan Xiang Hao

Supervisors
Mr. Zhang Yong Li
Mr. Li Chun
Mr. Fan Yi Min
Mr. Du Hong
Ms. Lu Qing

Each of the directors of the Company has entered into a service contract with the Company for an initial term of three years commencing from 29th March, 2000 (date of incorporation).

Directors' and Supervisors' Interests in Shares

As at 31st December, 2001, except for those shares held through Heng Huat Investments Limited ("Heng Huat") as set out below, none of the Directors and the supervisors of the Company (the "Supervisors") or their associates had any personal, family, corporate or other interests in the shares of the Company or associated corporations, if any, pursuant to section 29 of the SDI Ordinance.

HENG HUAT

Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue, all executive directors of the Company, are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat. Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue are also directors of Heng Huat.

By a Declaration of Trust made as a deed on 19th July, 2000, Mr. Xu Zhen Dong, Prof. Zhang Wan Zhong and Prof. Liu Yue declared that they held the shares of Heng Huat as trustees for the benefits of 477 employees of the Jade Bird Group and the Company. Heng Huat and Gamerian Limited are the two shareholders beneficially entitled to approximately 93.37% and approximately 6.63% respectively in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win").

(Amounts expressed in Renminbi)

Directors' and Supervisors' Interests in Shares (Cont'd)

HENG HUAT (Cont'd)

The beneficial interests of the Directors and Supervisors in the share capital of the Company are deemed as follows:

Director/Supervisor	Type of interests	Number of Shares	Percentage of deemed beneficial interest in the Company's share capital
Mr. Xu Zhen Dong	Other	76,874,140	7.97%
Mr. Zhang Wan Zhong	Other	21,732,240	2.25%
Ms. Liu Yue	Other	21,732,240	2.25%
Mr. Xu Zhi Xiang	Other	8,086,500	0.84%
Mr. Chen Zhong	Other	8,086,500	0.84%
Prof. Yang Fu Qing	Other	12,129,750	1.26%
Prof. Wang Yang Yuan	Other	12,129,750	1.26%
Mr. Zhang Yong Li*	Other	4,043,250	0.42%
Mr. Li Chun*	Other	336,680	0.03%
Mr. Fan Yi Min*	Other	151,600	0.02%

* *Supervisors*

Other than disclosed above, as at 31st December, 2001, neither the Directors nor their associates, had any interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance, and neither the Directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

The Company conditionally approved a share option scheme on 5th July, 2000, pursuant to which the board may, at its discretion, grant share option to any full-time employees of the Group to subscribe for shares in the Company, subject to a maximum of 30% of the Company's shares in issue at the date of grant. However, employees who are PRC nationals shall not be entitled to exercise the option until the current restrictions on PRC nationals from subscribing for or dealing in H Shares imposed by the relevant PRC law and regulations have been abolished or removed. As at 31st December, 2001, no options have been granted by the Group to any employees.

At no time during the year was the Company or any or its subsidiaries or holding companies a party to any arrangements to enable any of the Company's Directors or members of its management to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate.

(Amounts expressed in Renminbi)

Directors' and Supervisors' Interests in Shares (Cont'd)

HENG HUAT (Cont'd)

Save as disclosed above, during the year ended 31st December, 2001, none of the Directors or Supervisors was granted options to subscribe for H shares of the Company. As at 31st December, 2001, none of the Directors or the Supervisors had any rights to acquire H shares in the Company.

Directors' Interests in Contracts

No contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which any of the Company's Directors or members of its management had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial Shareholders

As at 31st December, 2001, the only persons directly or indirectly entitled to exercise or control the exercise of 10% or more of the voting power at general meetings of the Company, or otherwise interested in 10% or more of the issued share capital of the Company were as follows:

Shareholder	Number of Promoters' Shares	Approximate effective interests in the Company
Peking University *(Note 1)*	221,345,350	22.96%
Beijing Beida Jade Bird Software System Company ("Jade Bird Software") *(Note 2)*	136,345,350	14.14%
Dynamic Win *(Note 3)*	220,000,000	22.82%
Heng Huat *(Note 3)*	205,414,000	21.31%

Notes:

(1) Peking University, through Jade Bird Software, Jade Bird, Yu Huan and Beijing Tianqiao, has effective interests in the Company comprising:

(a) 85,000,000 shares (representing approximately 8.82% of the Company's issued share capital) held by Yu Huan, which is beneficially wholly-owned by Peking University;

(b) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software, which is beneficially wholly-owned by Peking University;

(c) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Peking University;

(Amounts expressed in Renminbi)

Substantial Shareholders (Cont'd)

(d) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Peking University.

(2) The interests of Jade Bird Software comprises:

(a) 110,000,000 shares (representing approximately 11.41% of the Company's issued share capital) held by Jade Bird Software;

(b) 18,400,000 shares (representing approximately 1.91% of the Company's issued share capital) held through Jade Bird, which is approximately 46% owned by Jade Bird Software;

(c) 7,945,350 shares (representing approximately 0.82% of the Company's issued share capital) held through Beijing Tianqiao, which is approximately 10.60% owned by Jade Bird Software.

(3) Dynamic Win is a limited liability company incorporated in Hong Kong under the Companies Ordinance, the shareholding of which is held as to approximately 6.63% by Gamerian Limited and approximately 93.37% by Heng Huat. Gamerian Limited is a wholly owned subsidiary of New World CyberBase Limited, which is a company whose shares are listed on the Main Board of the Stock Exchange. Heng Huat is a company incorporated in the British Virgin Island, the entire issued share capital of which is held by three of the executive directors of the Company as trustees for the benefits of the qualified employees of the Jade Bird Group and the Company.

Save as disclosed above, the Company had no notice of any interests to be recorded under Section 16(1) of the SDI Ordinance as at 31st December, 2001.

Sponsor's Interest

As at 31st December, 2001, none of the Company's sponsor, Tai Fook Capital Limited ("Tai Fook"), its directors, employees or associates (as defined in the GEM Listing Rules) had any interests in the securities of the Company or any member of the Group or any rights to subscribe for or to nominate persons to subscribe for the securities of the Company or any member of the Group.

Save as disclosed above, Tai Fook (including its directors and employees) and its associates, do not have any interest in the Company as at 31st December, 2001.

Pursuant to the Sponsor's agreement dated 19th July, 2000 between the Company and Tai Fook, Tai Fook received a fee for acting as the Company's retained sponsor for the period from 27th July, 2000 to 31st December, 2002.

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Competing Interests

None of the Directors, the management shareholders of the Company and their respective associate (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Company.

Audit Committee

The Company established an audit committee on 5th July, 2000 with terms of reference in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules. The primary duties of the Audit Committee are to review the financial reporting process and internal control system of the Company. The Audit Committee has two members namely, the two independent non-executive Directors, Ms. Liu Yong Ping and Prof. Nan Xiang Hao.

Use of Proceeds

The proceeds from the issue of new shares for the listing on the GEM of the Stock Exchange, after deduction of related expenses, amounted to approximately RMB277.7 million. Included in the above net proceeds, approximately RMB38 million was planned to provide additional working capital of the Group. The remaining net proceeds of approximately RMB239.7 million was planned and applied to achieve the business objectives as set out in the Prospectus, of which an amount of approximately RMB79.2 million was to be applied for the period from 27th July, 2000 (date of listing on the GEM) to 31st December, 2001 as follows:

	Original plan up to		**Amount utilised up to**	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Development of embedded technology	**15,600**	8,700	**11,100**	3,200
Product development	**18,300**	9,000	**16,000**	5,000
Marketing activities	**17,000**	10,600	**6,600**	1,700
	50,900	28,300	**33,700**	9,900

Auditors

The accompanying financial statements were audited by Messrs. Arthur Andersen & Co. A resolution for the appointment of the auditors for the ensuing year is to be proposed at the forthcoming annual general meeting.

On behalf of the Board of Directors,
XU ZHEN DONG
Chairman

Beijing, the PRC, 28th March, 2002

Report of the Supervisory Committee

To the Shareholders:

For the year ended 31st December, 2001, the Supervisors of the Supervisory Committee have strictly complied with the requirements of the "Company Law of The People's Republic of China", "Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited" and the Articles of Association of the Company and adhered to the principles of honesty and integrity in discharging our supervisory duties and obligations faithfully and safeguarding the interests of the shareholders, the Company and its staff and be responsible to the shareholders

During the period of this Report, two meetings of the Supervisory Committee were held.

(1) The third meeting of the first session of the Supervisory Committee was held at the conference room on the third floor of the Company on 28th March, 2001. The agenda of the meeting was the review of the report of the 2000 annual results of the Company.

(2) The fourth meeting of the first session of the Supervisory Committee was held at the conference room on the third floor of the Company on 13th November, 2001. The agenda of the meeting was the review of the report of the 2001 third quarterly results of the Company.

During the period of this Report, the Supervisory Committee was present at all the major activities of the Company, such as the meetings of the Board of Directors and had discharged its supervisory functions over the Board of Directors and its members and senior management, such as general manager, deputy general managers, and the operations management of the Company.

As a result of our work, the Supervisory Committee is in a position to express its independent opinion in respect of the following matters:

1. The Supervisory Committee has verified the financial information such as the financial and performance reports and the profit appropriations proposal to be submitted to the Annual General Meeting by the Board of Directors in a serious manner. We are of the opinion that the financial information audited by Arthur Andersen & Co has reflected truly and fairly the conditions of the operating results and the assets of the Company.

2. The management of the Company was able to execute the affairs of the Company in accordance with the "Company Law of The People's Republic of China" and the Articles of Association of the Company and establish a proper internal control system. During the period of this Report, the Supervisory Committee has not discovered any act of the management, in the performance of their duties, that prejudiced the interests of the Company and its staff, or contravened the laws and regulations of the State and the Articles of Association of the Company.

3. During the year, the Company was not threatened with any major litigation nor was there any matter that the Supervisory Committee had intervened with or threatened against the Board of Directors.

4. The connected transactions of the Company, which have fully compiled with the relevant provisions of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, were fair and reasonable. We have not discovered any act that prejudiced the interests of the Company.

We would like to express our appreciation for the strenuous supports given by the Shareholders, Directors and all staff to the work of the Supervisory Committee during the past year.

By order of the Supervisory Committee
ZHANG YONG LI
Chairman

Beijing, the PRC, 28th March, 2002

ANDERSEN

Arthur Andersen & Co
21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

Auditors' Report to the Shareholders of
BEIJING BEIDA JADE BIRD UNIVERSAL SCI-TECH COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 42 to 80 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the company and of the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31st December, 2001 and of the profit and cash flows of the group for the year then ended, and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong, 28th March, 2002.

Consolidated Income Statement

For the Year Ended 31st December, 2001
(Amounts expressed in Renminbi)

	Notes	**2001**	2000
		RMB'000	*RMB'000*
Turnover	*3 & 4*	**124,617**	60,843
Other revenue	*3 & 4*	**1,260**	893
Operating expenses:			
Materials and equipment	*3*	**(51,904)**	(15,783)
Employment costs		**(17,876)**	(10,817)
Depreciation of fixed assets		**(4,235)**	(2,960)
Amortisation of goodwill		**(875)**	–
Other operating expenses	*3*	**(15,170)**	(7,626)
Profit from operations		**35,817**	24,550
Interest income	*4*	**12,265**	6,726
Interest expense		**(11,228)**	–
Exchange loss		**(286)**	(209)
Profit before taxation and minority interests	*5*	**36,568**	31,067
Taxation	*7*	**–**	–
Profit before minority interests		**36,568**	31,067
Minority interests		**942**	–
Profit attributable to shareholders	*8*	**37,510**	31,067
Retained earnings, beginning of year		**14,152**	–
Transfer to reserves	*24*	**(5,678)**	(12,095)
Transfer to proposed dividends	*24*	**(4,820)**	(4,820)
Retained earnings, end of year		**41,164**	14,152
Earnings per share – Basic	*9*	**RMB 0.039**	RMB 0.038

A separate statement of recognised gains and losses is not presented because there were no recognised gains or losses other than the profit attributable to shareholders.

Balance Sheets

As at 31st December, 2001
(Amounts expressed in Renminbi)

	Notes	**Consolidated**		**Company**	
		2001	2000	**2001**	2000
		RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Non-current assets:					
Fixed assets	*10*	**9,400**	9,882	**7,311**	9,882
Investment in subsidiaries	*11*	**–**	–	**412,093**	25
Long-term investments	*12*	**388,440**	–	**2,000**	–
Goodwill	*13*	**16,625**	–	**–**	–
Total non-current assets		**414,465**	9,882	**421,404**	9,907
Current assets:					
Inventories	*14*	**16,491**	2,969	**13,309**	2,969
Prepayments and other current assets	*3 & 15*	**33,144**	21,884	**29,006**	21,884
Loans receivable	*16*	**33,939**	–	**33,939**	–
Trade receivables	*3 & 17*	**40,507**	24,596	**36,519**	24,596
Cash and bank deposits		**292,826**	327,469	**287,009**	327,468
Total current assets		**416,907**	376,918	**399,782**	376,917
Current liabilities:					
Short-term bank loans	*18*	**393,060**	–	**390,000**	–
Trade and other payables	*3 &19*	**11,874**	4,622	**5,855**	4,622
Accrued liabilities and other payables	*20*	**10,398**	6,303	**10,318**	6,303
Deferred revenue	*3*	**8,890**	1,796	**7,329**	1,796
Taxes payable	*21*	**1,595**	2,772	**1,595**	2,772
Total current liabilities		**425,817**	15,493	**415,097**	15,493
Net current (liabilities) assets		**(8,910)**	361,425	**(15,315)**	361,424
Total assets less current liabilities		**405,555**	371,307	**406,089**	371,331
Minority interests		**1,558**	–	**–**	–
Net assets		**403,997**	371,307	**406,089**	371,331
Represented by –					
Share capital	*22*	**96,400**	96,400	**96,400**	96,400
Reserves	*24*	**266,433**	260,755	**266,433**	260,755
Retained profit		**41,164**	14,152	**43,256**	14,176
Shareholders' equity		**403,997**	371,307	**406,089**	371,331

Approved by the Board of Directors on 28th March, 2002:

XU ZHEN DONG
Chairman

ZHANG WAN ZHONG
Director

Consolidated Cash Flow Statement

For the year ended 31st December, 2001
(Amounts expressed in Renminbi)

	Notes	2001	2000
		RMB'000	*RMB'000*
Net cash inflow (outflow) from operating activities	*28(a)*	**15,162**	(12,328)
Returns on investments and servicing of finance:			
Interest paid		**(10,482)**	–
Interest received		**13,661**	3,061
Dividend paid		**(4,820)**	–
		(1,641)	3,061
Investing activities:			
Decrease (Increase) in bank deposits with maturity over three months		**34,077**	(212,280)
Additions of fixed assets		**(1,990)**	(4,466)
Advances of loans		**(125,854)**	(19,260)
Repayments of loans		**91,915**	19,260
Increase in long-term investments		**(388,440)**	–
Acquisition of a business	*28(b)*	**(16,295)**	–
		(406,587)	(216,746)
Net cash outflow before financing		**(393,066)**	(226,013)
Financing:	*28(c)*		
Inception of a short-term bank loan		**390,000**	–
Contributions from minority shareholders of a subsidiary		**2,500**	–
Contribution by promoters in connection with the Reorganisation *(Note 32)*		**–**	51,190
Issuance of H Shares		**–**	308,364
Expenditures on share issuance		**–**	(30,693)
		392,500	328,861
(Decrease) Increase in cash and cash equivalents		**(566)**	102,848
Cash and cash equivalents, beginning of year		**115,189**	12,341
Cash and cash equivalents, end of year	*28(d)*	**114,623**	115,189

1. Organisation and principal activities

Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") was incorporated as a Sino-foreign joint stock limited liability company in Beijing, the People's Republic of China, on 29th March, 2000. Its shares have been listed on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 27th July, 2000.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in the research, development, manufacturing, marketing and sales of embedded systems and computer products, including Global Positioning System application systems, network security products, wireless fire alarm systems, application specific integrated circuits, smart card application systems and related products. The Group is also engaged in the provision of total solution services through application of its existing embedded system products.

2. Principal accounting policies

The financial statements have been prepared in accordance with Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong, the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on the GEM. Principal accounting policies are summarised below:

(a) Basis of measurement

The financial statements have been prepared on the historical cost basis as modified by stating certain fixed assets at revalued amount as explained in Note 2(j).

(b) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The results of the subsidiaries acquired or disposed of during the year are recorded from or to their effective dates of acquisition or disposal. Significant intra-group transactions and balances have been eliminated on consolidation.

(c) Subsidiaries

A subsidiary is a company which the Group controls, which is normally evidenced when the Group has the power to govern the financial and operating policies of that company so as to benefit from its activities. In the Company's financial statements, investment in subsidiaries is stated at cost less provision for any impairment in value, while income from subsidiaries is recorded to the extent of dividends received and receivable.

2. **Principal accounting policies** (Cont'd)

(d) Turnover and revenue recognition

Turnover comprises (i) the net invoiced value for the sales of embedded systems and related products, (ii) fees from fixed price contracts in connection with the provision of total solutions through application of its embedded system products, and (iii) the net invoiced value for the sales of computer products, excluding applicable value-added tax and business tax.

Revenue is recognised when the outcome of a transaction can be measured reliably and when it is probable that the economic benefits associated with the transaction will flow to the Group, on the following bases:

- Sales of embedded systems and related products are recognised when the installation work is completed and the customer has accepted the systems and products together with the risks and rewards of ownership. Sales to resellers are not recognised until there is certainty of collection.

- Revenue from the provision of total solution services is recognised by reference to the stage of completion of the contract activity. Stage of completion is generally determined by reference to the services performed to date as a proportion of total services to be performed. In instances where the stage of completion is not identifiable, revenue from the provision of total solution service is recognised on a straight-line basis over the period in which the work is performed. When the outcome of a contract cannot be estimated reliably, contract revenues are recognised only to the extent of contract costs incurred that are probable of recovery, and contract costs are recognised as an expense in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

- Sales of computer products are recognised when the merchandise is shipped and title has passed.

- Rental income is recognised on a straight-line basis over the period of the relevant leases.

- Interest income is recognised on a time proportion basis on the principal outstanding and at the rates applicable.

Deferred revenue represents amounts received for which the earning process has not been completed.

2. **Principal accounting policies** (Cont'd)

(e) Taxation

Individual companies within the Group provide for profits tax on the basis of their profits for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for profits tax purposes.

Deferred taxation is provided under the liability method, at the current tax rate, in respect of significant timing differences between profit as computed for taxation purposes and profit as stated in the financial statements, except when it is considered that no liability will arise in the foreseeable future. Deferred tax assets are not recognised unless the related benefits are expected to crystallise in the foreseeable future.

(f) Research and development expenditures

Research expenditures are written off as incurred. Development expenditures are written off as incurred except for those incurred for specific projects which are deferred where recoverability can be foreseen with reasonable assurance and which comply with the following criteria: (i) the product or process is clearly defined and the costs attributable to the product or process can be separately identified and measured reliably; (ii) the technical feasibility of the product or process can be demonstrated; (iii) there is an intention to produce and market, or use, the product or process; (iv) the ability to produce or use the product or process can be demonstrated; (v) the existence of a market for the product or process or, if it is to be used internally rather than sold, its usefulness can be demonstrated; and (vi) adequate resources exist, or their availability can be demonstrated, to complete the project and market or use the product or process. Capitalised development expenditures are amortised on a straight-line basis over the period in which the related products or process are expected to be sold or used, starting from the commencement of sales or utilisation.

During the year ended 31st December, 2001, there were no development costs that met the capitalisation criteria and consequently all development costs were expensed as incurred.

(g) Advertising and promotion costs

Costs of advertising and promotion are expensed as incurred.

(h) Employee retirement benefits

Costs of employee retirement benefits are recognised as expenses in the period in which the employees' services are rendered.

2. **Principal accounting policies** (Cont'd)

(i) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use or sale are capitalised as part of the cost of that asset at rates based on the actual cost of the specific borrowings. All other borrowing costs are recognised as an expense in the period in which they are incurred.

(j) Fixed assets and depreciation

Fixed assets are stated at cost or valuation less accumulated depreciation and accumulated impairment losses, if any. Major expenditures on modifications and betterments of fixed assets which will result in future economic benefits are capitalised, while expenditures on maintenance and repairs are expensed when incurred. Depreciation is provided on a straight-line basis to write off the cost of each asset over its estimated useful life. The annual rates of depreciation are as follows:

Land	10%
Buildings	5%
Machinery and equipment	10% to 33%
Leasehold improvements, furniture and office equipment	20% to 50%
Motor vehicles	20%

Machinery and equipment are subject to independent valuation on a regular basis. Any increase in valuation is credited to capital reserve; and any decrease in valuation is firstly offset against increases in earlier valuations of the same item and is thereafter charged to expenses.

Gains and losses on disposal of fixed assets are recognised in the income statement based on the net disposal proceeds less the then carrying amount of the assets.

(k) Goodwill

Goodwill arising from acquisition of a business, representing the excess of the cost of acquisition over the Group's share of the fair value of the separable net assets of the business acquired, is stated at cost less accumulated amortisation and accumulated impairment losses, if any. Goodwill is amortised on a straight-line basis over the estimated economic useful life of five years. The Company's directors and the Group's management periodically review and evaluate, taking into consideration current results and future prospects of the business, the carrying value of goodwill.

2. **Principal accounting policies** (Con'd)

(l) Impairment of assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss, representing the difference between the carrying amount and the recoverable amount of an asset, is recognised in the income statement. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of the asset in an arm's length transaction less the cost of the disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses for the assets no longer exist or have decreased. The reversal is recorded in the income statement.

(m) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost includes cost of raw materials determined using the weighted average method of costing and, in the case of work-in-progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is based on estimated normal selling prices, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(n) Cash and cash equivalents

Cash represents cash on hand and deposits with banks (or other financial institutions) which are repayable on demand.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and are subject to an insignificant risk of change in value.

2. **Principal accounting policies** (Cont'd)

(o) Provisions and contingencies

A provision is recognised when there is a present obligation, legal or constructive, as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed regularly and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

(p) Operating leases

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to the income statement on a straight-line basis over the period of the relevant leases.

(q) Subsequent events

Post-year-end events that provide additional information about financial position at the balance sheet date or those that indicate the going concern assumption is not appropriate (adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

(r) Foreign currency translation

The Company and its subsidiaries maintain their books and records in Renminbi ("RMB"). Transactions in other currencies during the year are translated into Renminbi at the applicable rates of exchange prevailing at the time of the transactions; monetary assets and liabilities denominated in other currencies are translated into Renminbi at the applicable rates of exchange in effect at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

(s) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Hong Kong requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) Listing of related parties and their relationship with the Group are as follows:

Name of related party	Relationship
Peking University	The ultimate controlling shareholder
The Institute of Microelectronics	A department of Peking University
Beijing Beida Jade Bird Limited ("Beida Jade Bird")	A shareholder of the Company; also a company controlled by Peking University
Beijing Beida Jade Bird Software System Co. ("Jade Bird Software")	A shareholder of the Company; also a company controlled by Peking University
Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao")	A shareholder of the Company; also a company controlled by Peking University
Beijing Beida Jade Bird Tian Tong Information Construction Company Limited ("JBTT")	A subsidiary of Beida Jade Bird
Beijing Jade Bird Ke Lian Digital Sci-Tech Company Limited ("Jade Bird Ke Lian")	A subsidiary of Beida Jade Bird
Beida Jade Bird Security System Company Limited ("Security System Co.")	A subsidiary of Beida Jade Bird
Hong Kong Jade Bird Sci-Tech Limited ("HK Jade Bird Sci-Tech")	A subsidiary of Beida Jade Bird
Shenzhen Beida Jade Bird Sci-Tech Company Limited ("Shenzhen Jade Bird")	A subsidiary of Beida Jade Bird
Beijing Bei Chuang Jade Bird International Automobile Network Sci-Tech Company Limited ("Bei Chuang Jade Bird")	An associate of Beida Jade Bird
Hainan Jade Bird Safeguard Fire Alarm and Monitor Technologies Company Limited ("Hainan Jade Bird")	An associate of Beida Jade Bird

3. **Related party transactions** (Cont'd)

(a) Listing of related parties and their relationship with the Group are as follows: (Cont'd)

Name of related party	Relationship
Sichuan Tian Mu Monitored Security Company Limited ("Tian Mu")	An associate of Beida Jade Bird
Weifang Beida Jade Bird Hua Guang Sci-Tech Company Limited ("Jade Bird Hua Guang")	A subsidiary of Beijing Tianqiao

(b) Particulars of significant transactions between the Group and related parties are summarised below:

	2001	2000
	RMB'000	*RMB'000*
Sales of embedded systems products and provision of total solution services to:		
– Peking University	77	953
– Beida Jade Bird	101	–
– Beijing Tianqiao	2,503	2,581
– JBTT	28	46
– Jade Bird Ke Lian	980	–
– Security System Co.	3,000	–
– Hainan Jade Bird	–	6,000
– Tian Mu*	22,000	15,000
	28,689	24,580
Purchase of inventories from Beijing Tianqiao	1,404	745
Royalty for Global Positioning System technology paid/payable to Beijing Tianqiao**	689	713
Rental expense for equipment paid/payable to The Institute of Microelectronics***	1,259	892
Rental income for equipment received/receivable from The Institute of Microelectronics***	1,260	893

(Amounts expressed in Renminbi unless otherwise stated)

3. **Related party transactions** (Cont'd)

(b) Particulars of significant transactions between the Group and related parties are summarised below: (Cont'd)

Notes–

* In 2001, the Company sold Global Positioning System technology to Tian Mu for RMB22 million, the payment of which is guaranteed by Beida Jade Bird.

** Pursuant to the technology license agreement between the Company and Beijing Tianqiao dated 17th April, 2000, Beijing Tianqiao has granted an exclusive license to the Company for the use of certain Global Positioning System technology for ten years, in return for a royalty of 3% on the sales of the products using this technology.

*** Pursuant to the equipment lease agreement between the Company and The Institute of Microelectronics dated 17th April, 2000, The Institute of Microelectronics leased certain equipment to the Company for five years at a rate of RMB120 per hour, and the Company leased certain equipment to The Institute of Microelectronics for five years at an annual fee of RMB1,260,000.

During the year ended 31st December, 2001, certain of the Group's purchases amounting to RMB40,765,000 (2000 – Nil) were handled by Beijing Tianqiao on behalf of the Group at no charge. In addition, during the year ended 31st December, 2001, Beida Jade Bird provided certain office space to the Company at no charge (2000 – Nil).

As at 31st December, 2001, the Group had a banking facility of RMB390,000,000 for a short-term bank loan. The banking facility is guaranteed by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company.

Pursuant to the JB-CASE technology license agreement and trademark license agreement between the Company and Jade Bird Software dated 17th April, 2000, Jade Bird Software granted to the Company a non-exclusive license to use the JB-CASE technology and certain of its trademarks for ten years at no consideration.

3. **Related party transactions** (Cont'd)

(c) **Included in the balance sheets are the following balances with related parties:**

	Consolidated		Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Prepayments and other current assets				
– The Institute of Microelectronics	**–**	248	**–**	248
– Beida Jade Bird	**176**	459	**176**	459
– Beijing Tianqiao*	**24,451**	1,042	**24,451**	1,042
– Security System Co.	**375**	–	**129**	–
– HK Jade Bird Sci-Tech	**7**	–	**7**	–
– Hainan Jade Bird	**150**	–	**150**	–
– Jade Bird Hua Guang	**200**	–	**200**	–
	25,359	1,749	**25,113**	1,749
Trade receivables from				
– Beida Jade Bird	**3**	–	**3**	–
– Beijing Tianqiao	**1,274**	2,049	**1,274**	2,049
– Security System Co.	**1,250**	–	**1,250**	–
– Hainan Jade Bird	**–**	6,000	**–**	6,000
– Tian Mu**	**22,000**	–	**22,000**	–
	24,527	8,049	**24,527**	8,049

Notes–

* Balances mainly represent prepayments made to Beijing Tianqiao in respect of purchases handled by Beijing Tianqiao on behalf of the Group (see Note 3(b)).

** Beida Jade Bird has provided a guarantee to the Company's recoverability of this balance (see Note 3(b)).

3. **Related party transactions** (Cont'd)

(c) **Included in the balance sheets are the following balances with related parties:** (Cont'd)

	Consolidated		**Company**	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade and other payables to				
– Peking University	**4**	42	**4**	42
– The Institute of Microelectronics	**430**	–	**430**	–
– Beijing Tianqiao	**5,603**	–	**689**	–
– Shenzhen Jade Bird	**355**	315	**355**	315
– Tian Mu	**110**	–	**110**	–
	6,502	357	**1,588**	357
Deferred revenue from				
– Beijing Tianqiao	**365**	–	**365**	–

The above balances with related parties resulted from transactions in the ordinary course of business and are unsecured and non-interest bearing. The balances are repayable on demand or subject to payment terms set out in the respective agreements.

In addition, details of the loans advanced to related parties during the year are disclosed in Note 16.

4. **Turnover and revenue**

Analysis of turnover and revenue in the consolidated income statement is as follows:

	2001	2000
	RMB'000	*RMB'000*
Sales of embedded systems and related products	**36,956**	13,388
Provision of total solution services	**45,450**	47,455
Sales of computer products	**42,211**	–
Total turnover	**124,617**	60,843
Rental income *(see Note 3(b))*	**1,260**	893
Interest income	**12,265**	6,726
Total revenue	**138,142**	68,462

For the year ended 31st December, 2001, the five largest customers accounted for approximately 34.9% (2000 – 65.8%) of the Group's turnover.

5. Profit before taxation and minority interests

Profit before taxation and minority interests in the consolidated income statement is determined after charging or crediting the following items:

	2001	2000
	RMB'000	*RMB'000*
After charging –		
Cost of inventories sold	**49,791**	13,350
Employment costs (including directors' emoluments)	**17,876**	10,817
Research and development expenditures	**12,875**	8,919
Advertising and promotion costs	**6,857**	3,394
Operating lease rental of premises	**1,552**	1,393
Operating lease rental of equipment	**1,259**	892
Royalty fee	**689**	713
Provision for obsolete and slow-moving inventories	**1,145**	–
Provision for doubtful accounts	**2,335**	–
Net exchange loss	**286**	209
Depreciation of fixed assets	**4,235**	2,960
Loss on disposal of fixed assets	**92**	104
Amortisation of goodwill	**875**	–
Interest expense on bank loans wholly repayable within one year	**11,228**	–
Auditors' remuneration	**1,280**	1,000
After crediting –		
Interest income from		
– bank deposits	**11,268**	6,726
– loans receivable (See Note 12(i))	**997**	–
Operating lease rental income of equipment	**1,260**	893

6. Directors', supervisors' and senior executives' emoluments

(a) Details of emoluments paid/payable to directors and supervisors of the Company are:

	2001	2000
	RMB'000	*RMB'000*
Executive directors		
Fees	**–**	–
Other emoluments		
– basic salaries and allowances	**1,450**	1,262
– bonus*	**1,200**	900
– Retirement contributions	**90**	88
Non-executive directors		
Fees	**250**	106
Other emoluments	**–**	–
Supervisors		
Fees	**140**	42
Other emoluments		
– basic salaries and allowances	**70**	76
– Retirement contributions	**13**	9
	3,213	2,483

* The directors' bonus was calculated at approximately 3.1% of profit attributable to shareholders before the provision of such bonus (2000 – 2.8%). Pursuant to the service contracts between the Company and its executive directors, the Company's executive directors are entitled to a bonus of not more than 5% of profit after taxation before the provision of such bonus.

No directors or supervisors waived any emolument during the year. No incentive payment for joining the Group or compensation for loss of office was paid or payable to any directors or supervisors for the year.

6. **Directors', supervisors' and senior executives' emoluments** (Cont'd)

(a) **Details of emoluments paid/payable to directors and supervisors of the Company are:** (Cont'd)

Analysis of directors' emoluments by number of directors and emolument ranges is as follows:

	2001	2000
Nil to RMB1,060,000 (equivalent of HK$1,000,000)		
– Executive directors	**5**	5
– Non-executive directors	**5**	5
– Supervisors	**5**	5
	15	15

During the year ended 31st December, 2001, the five executive directors received individual emoluments of approximately RMB604,000 (2000 – RMB450,000), RMB554,000 (2000 – RMB450,000), RMB554,000 (2000 – RMB450,000), RMB514,000 (2000 – RMB450,000) and RMB514,000 (2000 – RMB450,000). The five non-executive directors received individual fees of RMB50,000 (2000 – RMB21,200) each. The five supervisors received individual emoluments of RMB103,000 (2000 – RMB93,400), RMB30,000 (2000 – RMB8,400), RMB30,000 (2000 – RMB8,400), RMB30,000 (2000 – RMB8,400) and RMB30,000 (2000 – RMB8,400).

(b) **Details of emoluments of the five highest paid individuals (including directors, supervisors and other employees) are:**

	2001	2000
	RMB'000	*RMB'000*
Basic salaries and allowances	**2,190**	1,615
Bonus	**960**	720
Retirement contributions	**72**	78
	3,222	2,413

	2001	2000
Number of directors	**4**	4
Number of employees	**1**	1
	5	5

(Amounts expressed in Renminbi unless otherwise stated)

6. Directors', supervisors' and senior executives' emoluments (Cont'd)

(b) Details of emoluments of the five highest paid individuals (including directors, supervisors and other employees) are: (Cont'd)

During the year, no emoluments were paid to the five highest paid individuals (including directors, supervisors and other employees) as an inducement to join or upon joining the Group or as compensation for loss of office.

The emolument of the five highest paid individuals for the year ended 31st December, 2001 falls within the range of Nil to RMB1,060,000 (equivalent of HK$1,000,000).

7. Taxation

(a) Enterprise income tax ("EIT") / Profits tax

The Company, being located in the Beijing New Technology Development Experimental Area and registered as a New and High Technology Enterprise, is subject to Mainland China EIT at a rate of 15%. It is exempted from EIT for three years starting from the year ended 31st December, 2000, its first operating year, followed by a 50% reduction of EIT from the fourth to the sixth year.

Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a 75% owned subsidiary established in Zhuo Lu, Hebei Province, Mainland China and registered as a manufacturing enterprise, is subject to Mainland China EIT at a rate of 33%. It is exempted from EIT for the first four years starting from its commencement of operations during the year ended 31st December, 2001, followed by a 50% reduction of EIT from the fifth to eighth year.

No provision for Hong Kong profits tax was made as the Group had no profits subject to Hong Kong profits tax.

(b) Value-added tax ("VAT")

The Group is subject to VAT in Mainland China levied at the rate of 17% on the amount of sales of its products as well as provision of processing, repairs and replacement services in Mainland China. VAT paid on the Group's purchases can be used to offset VAT on the sales amount to arrive at the net VAT payable. In addition, the Group is entitled to refund of actual VAT paid exceeding 3% of the sales amount of certain approved software products.

(Amounts expressed in Renminbi unless otherwise stated)

7. Taxation (Cont'd)

(c) Business tax ("BT")

The Group is subject to BT in Mainland China on the provision of total solution services in Mainland China at a rate of 5% on the related revenue.

The Group's principal activities are sales of embedded systems products and provision of total solution services through application of its embedded systems products. The respective turnover taxes, including business tax and value-added tax, applicable to the Group are described above. According to the tax rules and regulations in Mainland China, when there is uncertainty as to whether value-added tax or business tax should be applied to service income generated by a primary VAT payer, the relevant state tax bureau is authorised to determine the appropriate turnover tax. During the year ended 31st December, 2001, contracts with total sales value of approximately RMB41 million (2000 – RMB36 million) were considered by the Group and Haidian Local Tax Bureau to be subject to business tax but not VAT, and accordingly, business tax at 5% of the said value was paid. Management has obtained a verbal consent from the Haidian State Tax Bureau that these transactions are subject to business tax. However, there is a contingent liability that if higher tax authorities eventually determine that VAT is the appropriate tax for these contracts, the Group may be required to pay additional turnover tax of approximately RMB4.9 million (2000 – RMB4.3 million) in respect of these revenues. Management of the Group considers the possibility of paying additional turnover tax is remote.

There was no significant unprovided deferred taxation as at 31st December, 2001.

8. Profit attributable to shareholders

During the year ended 31st December, 2001, the consolidated profit attributable to shareholders included a profit of approximately RMB39,578,000 (2000 – RMB31,091,000) dealt with in the financial statements of the Company.

9. Earnings per share

The calculation of earnings per share for the year ended 31st December, 2001 is based on the profit attributable to shareholders of approximately RMB 37,510,000 (2000 – RMB 31,067,000) and on the weighted average number of approximately 964,000,000 shares (2000 – 812,721,000 shares, according to the basis of presentation described in Note 32 and adjusted for the effect of the subdivision of shares made by the Company in December 2000) in issue during the year.

No diluted earnings per share is presented as there were no dilutive potential ordinary shares outstanding.

10. Fixed assets

Movements of fixed assets are as follows:

Consolidated	2001						2000
	Land (i) *RMB'000*	Buildings (i) *RMB'000*	Machinery and equipment (ii) *RMB'000*	Leasehold improve-ments, furniture and office equipment *RMB'000*	Motor vehicles *RMB'000*	Total *RMB'000*	Total *RMB'000*
Cost or Valuation							
Beginning of year	-	-	20,211	3,500	571	24,282	19,988
Additions	-	878	838	274	-	1,990	4,466
Attributable to acquisition of a business	216	971	628	11	29	1,855	-
Disposals	-	-	(170)	(195)	(20)	(385)	(172)
End of year	216	1,849	21,507	3,590	580	27,742	24,282
Representing:							
At cost	216	1,849	4,136	3,590	580	10,371	6,911
At professional valuation	-	-	17,371	-	-	17,371	17,371
	216	1,849	21,507	3,590	580	27,742	24,282
Accumulated depreciation							
Beginning of year	-	-	(13,367)	(701)	(332)	(14,400)	(11,508)
Provision for the year	(6)	(24)	(2,723)	(1,369)	(113)	(4,235)	(2,960)
Disposals	-	-	108	165	20	293	68
End of year	(6)	(24)	(15,982)	(1,905)	(425)	(18,342)	(14,400)
Net book value							
End of year	210	1,825	5,525	1,685	155	9,400	9,882
Beginning of year	-	-	6,844	2,799	239	9,882	8,480

10. Fixed assets (Cont'd)

Movements of fixed assets are as follows:

Company	2001						2000
	Land RMB'000	Building (i) RMB'000	Machinery and equipment (ii) RMB'000	Leasehold improve-ments, furniture and office equipment RMB'000	Motor vehicles RMB'000	Total RMB'000	Total RMB'000
Cost or Valuation							
Beginning of year	-	-	20,211	3,500	571	24,282	19,988
Additions	-	878	548	254	-	1,680	4,466
Disposals	-	-	(170)	(195)	(20)	(385)	(172)
End of year	-	878	20,589	3,559	551	25,577	24,282
Representing:							
At cost	-	878	3,218	3,559	551	8,206	6,911
At professional valuation	-	-	17,371	-	-	17,371	17,371
	-	878	20,589	3,559	551	25,577	24,282
Accumulated depreciation							
Beginning of year	-	-	(13,367)	(701)	(332)	(14,400)	(11,508)
Provision for the year	-	(7)	(2,676)	(1,366)	(110)	(4,159)	(2,960)
Disposals	-	-	108	165	20	293	68
End of year	-	(7)	(15,935)	(1,902)	(422)	(18,266)	(14,400)
Net book value							
End of year	-	871	4,654	1,657	129	7,311	9,882
Beginning of year	-	-	6,844	2,799	239	9,882	8,480

Notes–

(i) Land and a building with an aggregate net book value of RMB1,164,000 (2000 – Nil), are located in Zhuo Lu, Hebei Province, Mainland China, and are held under a land use right for a period of 40 years up to 31st December, 2041. The other building is located in Beijing, Mainland China, with a net book value of RMB871,000 (2000 – Nil).

(ii) As at 31st December, 2001, the Group's buildings, machinery and equipment with net book value of approximately RMB1,475,000 (2000 – Nil) are pledged as collateral for the Group's banking facilities (see Note 30).

10. Fixed assets (Cont'd)

As required by the laws and regulations in Mainland China relating to reorganisation involving state-owned assets, machinery and equipment of the predecessor entities were transferred to the Company at the appraised values as at 31st December, 1999. The appraisal was performed by CIECC Assets Appraisal Corporation, an independent qualified appraiser in Mainland China, taking into consideration the then replacement costs, physical condition, remaining useful lives and other relevant factors.

11. Investment in subsidiaries

In the Company's balance sheet, investment in subsidiaries consists of:

	2001	2000
	RMB'000	*RMB'000*
Unlisted shares, at cost	**7,500**	1
Loan to a subsidiary (i)	**16,000**	–
Amounts due from subsidiaries (ii)	**391,643**	24
Amount due to a subsidiary (iii)	**(3,050)**	–
	412,093	25

Notes–

(i) Loan to a subsidiary is unsecured, bore interest at 5.58% per annum, and has no pre-determined repayment terms.

(ii) Amounts due from subsidiaries are unsecured and non-interest bearing. The Company has agreed not to demand repayment until the subsidiaries are financially capable to do so.

(iii) Amount due to a subsidiary is unsecured and non-interest bearing. The subsidiary has agreed not to demand repayment until the Company is financially capable to do so.

The Company's directors are of the opinion that the underlying value of the subsidiaries is not less than the carrying amount of the subsidiaries at 31st December, 2001.

11. Investment in subsidiaries (Cont'd)

Particulars of the Company's subsidiaries as at 31st December, 2001 are as follows:

Company name	Place of incorporation and operations	Paid-up capital	Percentage of equity interest attributable to the Company		Principal activities
			Direct	*Indirect*	
Beida Jade Bird Universal Sci-Tech (Cayman) Development Company Limited	Cayman Islands/ Hong Kong	US$1	100%	–	Technology research, development and sales of integrated circuits and related products
Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited (i)	Hebei Province, Mainland China	RMB10,000,000	75%	–	Technology research, development, manufacturing and sales of fire alarm system products
Beida Jade Bird Universal Sci-Tech (Cayman) Investment Company Limited ("JBU Cayman")	Cayman Islands/ Hong Kong	US$100	–	100%	Investment holding

Note–

(i) Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited was established in Hebei Province, Mainland China, to be operated for 20 years up to June 2021.

12. Long-term investments

Long-term investments consist of:

	Consolidated		Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Semiconductor Manufacturing International Corporation (i)				
– Deposits for investment	**374,000**	–	–	–
– Acquisition costs	**1,440**	–	–	–
– Loans receivable	**11,000**	–	–	–
Cheng Du Jian Bang Technology Company Limited (ii)				
– Deposit for investment	**2,000**	–	**2,000**	–
	388,440	–	**2,000**	–

12. **Long-term investments** (Cont'd)

Notes–

(i) On 25th September, 2001, JBU Cayman, a wholly-owned subsidiary, entered into an agreement with Semiconductor Manufacturing International Corporation ("SMIC"), a company incorporated in the Cayman Islands, to acquire a 5.29% equity interest in SMIC. SMIC is principally engaged in holding an interest in Semiconductor Manufacturing International Corporation (Shanghai), a wholly foreign-owned enterprise established in Mainland China engaging in the manufacturing and marketing of advanced-technology semiconductors in Mainland China. In accordance with the purchase agreement, JBU Cayman will acquire 54,000,540 preference shares and 54,000,540 Series A-1 preference shares in SMIC, for cash consideration of US$60 million (equivalent to approximately RMB500 million), which will be settled as follows:

- US$45 million (equivalent to approximately RMB374 million) to be paid upon satisfaction of certain conditions as described in the purchase agreement; and

- US$15 million (equivalent to approximately RMB126 million) to be paid on 30th June, 2002.

On 24th July, 2001 and 4th September, 2001, the Group paid approximately RMB90 million and RMB221 million, respectively, to SMIC, as deposits for the investment, which are fully refundable if the conditions set out in the purchase agreement are not being satisfied on or before 30th June, 2002. On 16th September, 2001, the Group advanced approximately RMB74 million to SMIC as a short-term loan, which was unsecured, bore interest at average interest rate of approximately 6% per annum and was repayable on 15th December, 2001. During the year ended 31st December, 2001, the Group recorded interest income amounted to approximately RMB997,000 from SMIC. On 15th December, 2001, the Group and SMIC agreed to convert approximately RMB63 million of the loan as an additional deposit for the investment, with the remaining balance of approximately RMB11 million to be converted to investment cost when the Group settles the balance of the purchase consideration. This acquisition will be completed on or before 30th June, 2002.

(ii) On 26th November, 2001, the Company entered in to an agreement with Cheng Du Jian Bang Technology Company Limited ("Cheng Du Jian Bang"), under which the Company agreed to acquire the Digital Video Recorder ("DVR") business of Cheng Du Jian Bang for a cash consideration of RMB3 million.

As at 31st December, 2001, the Company has paid cash of RMB2 million to Cheng Du Jian Bang as a deposit for the acquisition and the acquisition is expected to be completed on or before 30th April, 2002.

13. **Goodwill**

Movements of goodwill (consolidated) are as follows:

	2001	2000
	RMB'000	*RMB'000*
Cost		
Addition and end of year *(Note 28(b))*	**17,500**	–
Accumulated amortisation		
Amortisation for the year and end of year	**(875)**	–
Net book of value		
End of year	**16,625**	–

14. Inventories

Inventories consist of:

	Consolidated		Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Raw materials	**2,298**	1,118	**1,043**	1,118
Work-in-progress	**3,522**	1,502	**3,408**	1,502
Finished goods	**11,816**	349	**10,003**	349
	17,636	2,969	**14,454**	2,969
Less: Provision for obsolete and slow-moving inventories	**(1,145)**	–	**(1,145)**	–
	16,491	2,969	**13,309**	2,969

As at 31st December, 2001, inventories (consolidated and Company) of approximately RMB841,000 (2000 – Nil) were stated at net realisable value.

15. Prepayments and other current assets

Prepayments and other current assets consist of:

	Consolidated		Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Prepayment for purchases	**28,998**	16,821	**25,567**	16,821
Prepayment for research and development project	**2,000**	–	**2,000**	–
Interest receivable	**2,269**	3,665	**2,269**	3,665
VAT recoverable	**136**	838	**136**	838
Others	**1,741**	560	**1,034**	560
	35,144	21,884	**31,006**	21,884
Less: Provision for a doubtful account	**(2,000)**	–	**(2,000)**	–
	33,144	21,884	**29,006**	21,884

16. Loans receivable

Loans receivable (consolidated and Company) consist of:

	2001	2000
	RMB'000	*RMB'000*
Loans receivable from		
– Related parties (i)	**–**	–
– An unrelated party (ii)	**33,939**	–
	33,939	–

Notes–

(i) Movements of loans receivable from related parties are as follows:

Name of related parties	**Beginning balance as at 1st January, 2001**	**Advances during the year ended 31st December, 2001**	**Repayments during the year ended 31st December, 2001**	**Balance as at 31st December, 2001**	**Maximum balance during the year ended 31st December, 2001**
	RMB'000	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***
Beijing Tianqiao	**–**	**42,000**	**(42,000)**	**–**	**22,000**
Bei Chuang Jade Bird	**–**	**10,000**	**(10,000)**	**–**	**10,000**
HK Jade Bird Sci-Tech	**–**	**8,491**	**(8,491)**	**–**	**8,491**
Beida Jade Bird	**–**	**16,565**	**(16,565)**	**–**	**16,565**
	–	**77,056**	**(77,056)**	**–**	

Balances were unsecured, non-interest bearing and had no pre-determined repayment terms.

(ii) Movements of loans receivable from an unrelated third party (a private company) are as follows:

Date of advance	**Beginning balance as at 1st January, 2001**	**Advances during the year ended 31st December, 2001**	**Repayments during the year ended 31st December, 2001**	**Balance as at 31st December, 2001**
	RMB'000	***RMB'000***	***RMB'000***	***RMB'000***
17th January, 2001 *	**–**	**6,368**	**(6,368)**	**–**
27th February, 2001 *	**–**	**8,491**	**(8,491)**	**–**
19th October, 2001 **	**–**	**33,939**	**–**	**33,939**
	–	**48,798**	**(14,859)**	**33,939**

* Balances were unsecured and bore interest at Hong Kong prime lending rate plus 1% per annum.

** Balance was unsecured and bore interest at 6% per annum. This loan was subsequently settled in March 2002.

16. **Loans receivable** (Cont'd)

During the year ended 31st December, 2000, the Company had advanced a loan of RMB10,700,000 to the aforementioned third party, which was repaid before 31st December, 2000. In addition, as at 31st December, 2000, the Company had an outstanding advance to the aforementioned third party of approximately RMB15,921,000 as prepayment for purchase of materials, which was subsequently repaid after cancellation of the purchase.

17. **Trade receivables**

The Group normally grants to its customers credit periods ranging from three to six months. Aging analysis of trade receivables is as follows:

	Consolidated		**Company**	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
0 to 3 months	**35,123**	23,249	**31,135**	23,249
3 to 6 months	**5,339**	56	**5,339**	56
6 to 12 months	**45**	291	**45**	291
Over 12 months	**335**	1,000	**335**	1,000
	40,842	24,596	**36,854**	24,596
Less: Provision for doubtful accounts	**(335)**	–	**(335)**	–
	40,507	24,596	**36,519**	24,596

18. **Short-term bank loans**

Short-term bank loans (consolidated and Company) bear interest at approximately 6.14% to 6.25% per annum (2000 – Nil). Refer to Note 30 for details of collateral.

19. **Trade and other payables**

Aging analysis of trade and other payables is as follows:

	Consolidated		**Company**	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
0 to 3 months	**8,080**	2,321	**2,061**	2,321
3 to 6 months	**655**	1,859	**655**	1,859
6 to 12 months	**1,215**	9	**1,215**	9
Over 12 months	**1,924**	433	**1,924**	433
	11,874	4,622	**5,855**	4,622

20. Accrued liabilities and other payables

Accrued liabilities and other payables consist of:

	Consolidated		Company	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Salary and welfare payable*	**6,218**	3,810	**6,173**	3,810
Accrued directors' bonus	**1,200**	900	**1,200**	900
Accrued interest	**746**	–	**745**	–
Accrued audit fee	**580**	532	**580**	532
Others	**1,654**	1,061	**1,620**	1,061
	10,398	6,303	**10,318**	6,303

* In accordance with regulations in Mainland China, the Company and Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a subsidiary, have provided for employee welfare, including daily welfare, housing, unemployment, retirement, medical and education benefits, based on 14% to 47.4% of the salaries of their employees in Mainland China.

21. Taxes payable

Taxes payable (consolidated and Company) consist of:

	2001	2000
	RMB'000	*RMB'000*
Value-added tax	**31**	2,054
Business tax	**1,333**	630
Individual income tax	**231**	88
	1,595	2,772

22. Share capital

Movements are as follows:

	2001		2000	
	Number of shares	**Nominal value**	Number of shares	Nominal value
	'000	***RMB'000***	*'000*	*RMB'000*
Authorised (promoter shares and H Shares of RMB0.1 each)	**964,000**	**96,400**	964,000	96,400
Issued and fully paid (promoter shares and H Shares of RMB0.1 each)				
Beginning of year	**964,000**	**96,400**	–	–
Issuance of promoter shares in connection with the Reorganisation *(Note 32)*	–	–	70,000	70,000
Issuance of overseas public shares (H Shares)	–	–	26,400	26,400
Share subdivision	–	–	867,600	–
End of year	**964,000**	**96,400**	964,000	96,400

23. Employee share options

The Company has a share option scheme, pursuant to which the Company may grant options to employees of the Group (including directors of the Company) to subscribe for H Shares subject to a maximum of 30% of the nominal value of the issued share capital of the Company from time to time, excluding for this purpose shares issued on the exercise of options. The subscription price will be determined by the Company's Board of Directors, and will not be less than the higher of (i) the nominal value of a H Share, (ii) the average of the closing price of the H Shares quoted on the GEM on the five trading days immediately preceding the date of grant, and (iii) the closing price of the H Share quoted on the GEM on the date of grant, which must be a business day. However, employees who are Chinese nationals in Mainland China shall not be entitled to exercise the option until the current restrictions on these persons for subscribing or dealing in H Shares imposed by the laws and regulations in Mainland China have been amended or removed.

For the year ended 31st December, 2001, no options were granted (2000 – Nil).

24. Reserves

Movements are:

	2001				2000
	Share premium	**Statutory reserves**	**Proposed dividends**	**Total**	Total
	RMB'000	***RMB'000***	***RMB'000***	***RMB'000***	*RMB'000*
Consolidated					
Beginning of year	**251,271**	**4,664**	**4,820**	**260,755**	11,379
Effect of the Reorganisation *(Note 32)*	–	–	–	–	(18,810)
Premium on issuance of H Shares	–	–	–	–	281,964
Share issuance expenses	–	–	–	–	(30,693)
Transfer to reserves	–	**5,678**	–	**5,678**	12,095
Declaration of dividend in respect of the year ended 31st December, 2001	–	–	**4,820**	**4,820**	–
Declaration of dividend in respect of the year ended 31st December, 2000	–	–	–	–	4,820
Payment of dividend	–	–	**(4,820)**	**(4,820)**	–
End of year	**251,271**	**10,342**	**4,820**	**266,433**	260,755
Company					
Beginning of year	**251,271**	**4,664**	**4,820**	**260,755**	11,379
Effect of the Reorganisation *(Note 32)*	–	–	–	–	(18,810)
Premium on issuance of H Shares	–	–	–	–	281,964
Share issuance expenses	–	–	–	–	(30,693)
Transfer to reserves	–	**5,678**	–	**5,678**	12,095
Declaration of dividend in respect of the year ended 31st December, 2001	–	–	**4,820**	**4,820**	–
Declaration of dividend in respect of the year ended 31st December, 2000	–	–	–	–	4,820
Payment of dividend	–	–	**(4,820)**	**(4,820)**	–
End of year	**251,271**	**10,342**	**4,820**	**266,433**	260,755

(Amounts expressed in Renminbi unless otherwise stated)

24. Reserves (Cont'd)

(a) Statutory reserves

In accordance with the laws and regulations in Mainland China and articles of association of the Company and Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited (collectively referred to "Mainland China entities"), the Mainland China entities are required to appropriate 10% and 5% of their profit after taxation, after offsetting any prior years' losses, to the statutory surplus reserve and statutory public welfare fund, respectively. When the balance of the statutory surplus reserve reaches 50% of the Mainland China entities' share capital, any further appropriation is optional. The statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the remaining balance of the statutory surplus reserve after such issue is not less than 25% of share capital. The statutory public welfare fund can only be utilised on capital items for the collective benefit of the Mainland China entities' employees, such as construction of dormitories, canteen and other staff welfare facilities, the title to which remains with the Mainland China entities. This fund is non-distributable other than in liquidation. For the year ended 31st December, 2001, approximately RMB3,785,000 (2000 – RMB3,109,000) and RMB1,893,000 (2000 – RMB1,555,000) were appropriated to statutory surplus reserve and statutory public welfare fund, respectively.

(b) Basis for profit appropriations

Appropriations to statutory reserves are to be determined based on the financial statements prepared in accordance with the accounting standards and regulations applicable in Mainland China.

In addition, in accordance with the Company's articles of association, the Company declares dividends based on the lower of retained profit as reported in accordance with the accounting standards and regulations applicable in Mainland China and those reported in accordance with generally accepted accounting principles in Hong Kong, after deduction of the current year's appropriations to the reserves. The difference between these two amounts as at 31st December, 2001 was not material.

25. Retirement benefits

The Group has participated in defined contribution retirement schemes organised by the local government authorities in Mainland China. All of the Mainland China employees are entitled to an annual pension equal to a fixed portion of their basic salaries at their retirement dates. The Group is required to make contributions to the retirement schemes at a rate of 19% of the basic salary of its Mainland China employees and has no further obligation for post-retirement benefits.

(Amounts expressed in Renminbi unless otherwise stated)

25. Retirement benefits (Cont'd)

The Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (the " MPF Scheme"), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, each of the Group and its employees makes monthly contributions to the scheme at 5% of the employees' earnings as defined under the Mandatory Provident Fund legislation, *subject to a cap of HK$1,000 per month and thereafter contributions are voluntary.*

During the year ended 31st December, 2001, the aggregate contributions of the Group to the aforementioned retirement benefit schemes were approximately RMB1,729,000 (2000 – RMB1,099,000). During the year ended 31st December, 2001, there were no material forfeitures available to offset the Group's future contributions (2000 – Nil).

26. Housing fund

In accordance with the housing reform regulations in Mainland China, the Group is required to make contributions to the state-sponsored housing fund at 10% of the specified salary amount of the Mainland China employees. At the same time, the employees are required to make a contribution equal to the Group's contributions out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group has no further obligation for housing benefits beyond the above contributions. For the year ended 31st December, 2001, the Group contributed approximately RMB900,000 (2000 – RMB579,000) to the housing fund.

27. Segment information

(a) Primary segment

The Group is organised into six major operating units – (i) the manufacturing and selling of Global Positioning System application systems; (ii) the manufacturing and selling of network security products; (iii) the manufacturing and selling of wireless fire alarm systems; (iv) the manufacturing and selling of application specific integrated circuits; (v) the manufacturing and selling of smart card application systems; and (vi) the trading of computer products.

27. **Segment information** (Cont'd)

(a) **Primary segment** (Cont'd)

Analysis by business segment (consolidated) is as follows:

	2001	2000
	RMB'000	*RMB'000*
Turnover		
Global Positioning System application systems	**21,853**	22,563
Network security products	**33,375**	22,043
Wireless fire alarm systems	**4,627**	6,621
Application specific integrated circuits	**12,209**	6,287
Smart card application systems	**10,342**	3,329
Trading of computer products	**42,211**	–
	124,617	60,843
Profit (Loss) attributable to shareholders		
Global Positioning System application systems	**16,657**	19,161
Network security products	**17,369**	6,179
Wireless fire alarm systems	**(1,711)**	4,775
Application specific integrated circuits	**5,082**	3,258
Smart card application systems	**6,406**	(1,005)
Trading of computer products	**2,117**	–
Unallocated corporate expenses	**(9,161)**	(7,818)
Interest income	**12,265**	6,726
Interest expense	**(11,228)**	–
Exchange loss	**(286)**	(209)
	37,510	31,067
Depreciation and amortisation		
Global Positioning System application systems	**282**	394
Network security products	**779**	279
Wireless fire alarm systems	**1,003**	55
Application specific integrated circuits	**1,823**	1,766
Smart card application systems	**28**	39
Trading of computer products	**-**	–
Corporate office	**1,195**	427
	5,110	2,960

27. **Segment information** *(Cont'd)*

(a) Primary segment (Cont'd)

	2001	2000
	RMB'000	*RMB'000*
Capital expenditures (purchase of fixed assets and a business)		
Global Positioning System application systems	**3**	73
Network security products	**475**	1,221
Wireless fire alarm systems	**16,681**	29
Application specific integrated circuits	**20**	329
Smart card application systems	**7**	2
Trading of computer products	**–**	–
Corporate office	**1,099**	2,812
	18,285	4,466
Assets		
Global Positioning System application systems	**22,386**	19,875
Network security products	**13,210**	12,904
Wireless fire alarm systems	**22,961**	6,294
Application specific integrated circuits	**390,873**	11,974
Smart card application systems	**3,889**	1,136
Trading of computer products	**40,795**	–
Unallocated corporate assets	**337,258**	334,617
	831,372	386,800
Liabilities		
Global Positioning System application systems	**2,184**	1,807
Network security products	**3,540**	5,849
Wireless fire alarm systems	**4,578**	651
Application specific integrated circuits	**390,009**	1,097
Smart card application systems	**1,481**	2,378
Trading of computer products	**4,632**	–
Unallocated corporate liabilities	**19,393**	3,711
	425,817	15,493

27. Segment information (Cont'd)

(b) Secondary segment

Analysis by geographical location (consolidated) is as follows:

	2001	2000
	RMB'000	*RMB'000*
Turnover*		
Mainland China	**91,142**	60,843
Hong Kong	**33,475**	–
	124,617	60,843
Profit attributable to shareholders		
Mainland China	**36,141**	31,067
Hong Kong	**1,369**	–
	37,510	31,067
Assets		
Mainland China	**792,064**	386,800
Hong Kong	**39,308**	–
	831,372	386,800
Capital expenditures (purchase of fixed assets and a business)		
Mainland China	**18,274**	4,466
Hong Kong	**11**	–
	18,285	4,466

* Turnover by geographical location is determined mainly on the basis of the destination of delivery of merchandise.

28. Notes to the consolidated cash flow statement

(a) Reconciliation of profit before taxation and minority interests to net cash inflow (outflow) from operating activities:

	2001	2000
	RMB'000	*RMB'000*
Profit before taxation and minority interests	**36,568**	31,067
Interest income	**(12,265)**	(6,726)
Interest expense	**11,228**	–
Amortisation of goodwill	**875**	–
Depreciation of fixed assets	**4,235**	2,960
Loss on disposal of fixed assets	**92**	104
Increase in inventories	**(13,522)**	(997)
Increase in prepayments and other current assets	**(12,656)**	(17,902)
Increase in trade receivables	**(15,911)**	(21,407)
Increase in trade and other payables	**7,252**	3,831
Increase in accrued liabilities and other payables	**3,349**	4,933
Increase (Decrease) in deferred revenue	**7,094**	(9,757)
(Decrease) Increase in taxes payable	**(1,177)**	1,566
Net cash inflow (outflow) from operating activities	**15,162**	(12,328)

(b) Acquisition of a business:

On 30th September, 2001, Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited, a subsidiary, acquired the net liabilities and operations of a business, which holds a license to produce fire alarm systems granted by Hebei Public Station Fire Brigade Bureau. Details of the assets acquired and liabilities assumed as at the date of acquisition:

	RMB'000
Fixed assets, net	1,855
Short-term bank loan	(3,060)
Net liabilities assumed	(1,205)
Goodwill	17,500
Consideration	16,295

Analysis of the net cash outflow of cash and cash equivalents in respect of the acquisition of a business:

Cash paid	16,295

28. **Notes to the consolidated cash flow statement** (Cont'd)

(c) Analysis of changes in financing:

	Short-term bank loans	**Share capital/ Capital reserve/ Share premium**
	RMB'000	*RMB'000*
Balance as at 1st January, 2000	–	11,379
Net cash inflow from financing		
– contribution by promoters	–	51,190
– issuance of H Shares	–	277,671
Transfer from retained profit	–	7,431
Balance as at 31st December, 2000	–	347,671
Inception of a short-term bank loan	390,000	–
Attributable to acquisition of a business	3,060	–
Balance as at 31st December, 2001	**393,060**	**347,671**

(d) Cash and cash equivalents:

Cash and cash equivalents are analysed as follows:

	2001	2000
	RMB'000	*RMB'000*
Cash and bank deposits	**292,826**	327,469
Less: Bank deposits with maturity over three months	**(178,203)**	(212,280)
Cash and cash equivalents	**114,623**	115,189

29. Commitments

(a) Capital commitments

Capital commitments (consolidated and Company) not provided for in the financial statements are analysed as follows:

	2001	2000
	RMB'000	*RMB'000*
Authorised and contracted for –		
Investment in SMIC	**126,000**	–
Investment in DVR business of Cheng Du Jian Bang	**1,000**	–
	127,000	–

(b) Operating lease commitments

The Group has operating lease commitments in respect of premises under various non-cancellable operating lease agreements. The amounts payable (consolidated and Company) under these agreements are analysed as follows:

	2001	2000
	RMB'000	*RMB'000*
Amounts payable		
– within one year	**372**	1,433
– between one to two years	**123**	824
– between two to five years	**–**	13
	495	2,270

(Amounts expressed in Renminbi unless otherwise stated)

30. Banking facilities

As at 31st December, 2001, the Group had banking facilities of approximately RMB393,060,000 (2000 – Nil) for short-term bank loans, which were all utilised. These facilities are secured by:

a. certain of the Group's buildings, machinery and equipment with a net book value of approximately RMB1,475,000 (2000 – Nil) (see Note 10); and

b. guarantees provided by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company.

Subsequent to the year end, in March 2002, the Group obtained an additional banking facility of RMB230 million.

31. Subsequent events

The following significant transactions took place subsequent to 31st December, 2001 and up to the date of approval of these financial statements:

a. On 5th February, 2002, the Company entered into an agreement with Beida Jade Bird to acquire a 51% equity interest in Beijing Jade Bird Hao Di Electric System Company Limited ("Jade Bird Hao Di") for cash consideration of RMB10 million. Jade Bird Hao Di is incorporated in Mainland China and is principally engaged in the design, manufacture and sale of low voltage power remote reading system. The acquisition was completed on 26th February, 2002.

b. In March 2002, the Group obtained an additional banking facility of RMB230 million.

c. On 28th March, 2002, the Board of Directors of the Company proposed a final dividend of RMB0.005 per share (including promoter shares and H Shares), totalling approximately RMB4,820,000, in respect of the year ended 31st December, 2001. The proposed dividend is subject to approval by the Company's shareholders in the annual general meeting.

32. Comparative figures

On 17th April, 2000, the Company completed a reorganisation as set out in the Company's Prospectus dated 20th July, 2000 (the "Reorganisation"). The Reorganisation involved entities under common control and the Company resulting from the Reorganisation is regarded as a continuing business. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the financial statements have been prepared as if the Reorganisation had been completed as at 1st January, 2000 and the business activities had been conducted by the Company since 1st January, 2000, rather than from the date on which the Reorganisation was completed.

Principal place of business in PRC
中國主要營業地點

3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road, Haidian District
Beijing 100871 PRC
Tel: (86) 10 6275-1795 Fax: (86) 10 6275-8434

中國北京市海淀區成府路207號北大青鳥樓3樓
郵編：100871
電話：(86) 10 6275-1795
傳真：(86) 10 6275-8434

Place of business in Hong Kong
香港營業地點

Unit 02, 7th Floor, Asia Pacific Centre,
8 Wyndam Street, Central, Hong Kong.
Tel: (852) 2521-1668 Fax: (852) 2521-1669

香港中環雲咸街8號亞洲太平洋中心7樓02室
電話：(852) 2521-1668
傳真：(852) 2521-1669

Website of the Company
本公司網址

www.china-jbu.com